UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 27, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

This Form 6-K consists of the Second Quarter 2010 Report of UBS AG, together with the ratio of earnings to fixed charges and the capitalization table of UBS AG, which appear immediately following this page.

Second Quarter 2010 Report Our financial results for the second quarter 2010.

Second Quarter 2010 Report

Dear shareholders,

We are pleased to report a net profit attributable to UBS shareholders of CHF 2,005 million. This was a good performance in volatile market conditions. In the first half of 2010 we earned CHF 4,207 million, a marked improvement on the same period last year. Diluted earnings per share for the quarter were CHF 0.52, making earnings per share CHF 1.10 for the first half of 2010, compared with a loss per share of CHF 0.96 in the first half of 2009. This is considerable progress and we remain confident that we are on course to meet our mid-term targets.

Revenues increased 2% compared with the first quarter to CHF 9,185 million. Wealth Management & Swiss Bank revenues were stable at CHF 2,886 million and Wealth Management Americas delivered revenue growth of 9%, despite growing client risk aversion. Our major flow businesses in the Investment

Bank, equities and foreign exchange, achieved higher revenues, but this was more than offset by reduced revenues, mostly in credit and emerging markets, reflecting lower client activity levels. Our investment banking department revenues decreased in the context of a contraction of the global fee pool since the first quarter. This quarter we recorded expenses of CHF 242 million in relation to the UK Bank Payroll Tax (BPT), and a CHF 146 million charge for restructuring costs, primarily in relation to real estate rationalization, booked in Wealth Management Americas. These charges were the main drivers of a 6% increase in operating expenses. Underlying costs were broadly flat compared with the first quarter as lower accruals for variable compensation offset higher general and administrative expenses. Operating profit was CHF 2.6 billion in the quarter compared with CHF 2.8 billion in the first quarter.

Second Quarter 2010 Report

Following Swiss parliamentary approval of the US-Swiss Government Agreement, we continue to focus on comprehensive and timely compliance with our obligations under the agreements with the US Department of Justice and the Securities and Exchange Commission. By October, UBS expects to be in a position to achieve a comprehensive resolution of all outstanding matters with the US Government related to the US cross-border business. We would like to thank both the Swiss and US governments and the Swiss parliament for their efforts to satisfactorily resolve the US-Swiss Government Agreement.

Our risk management framework has proven to be robust in testing market conditions. In light of these conditions, we adopted a more cautious approach to risk-taking during the quarter. In the Investment Bank, our average trading risk decreased and we achieved further significant reductions in our residual risk positions. Risk-weighted assets, at CHF 205 billion, were down slightly as we continued to reduce the overall risk profile of the Group. While our balance sheet increased by 8%, this mostly reflected higher replacement values for our derivative instruments, which are highly sensitive to market volatility. Our BIS tier 1 capital ratio continued to increase and stood at 16.4% on 30 June 2010 compared with 16.0% at the end of the prior quarter. Our FINMA leverage ratio was 4.1%, unchanged from the first quarter. We continue to focus on cost discipline, and the run-rate of our fixed costs remained in line with our CHF 20 billion annual target.

We have improved the performance of our Wealth Management & Swiss Bank business. Profits were broadly stable and net new money outflows decreased to CHF 5.5 billion compared with CHF 8.2 billion in the first quarter.

Wealth Management’s pre-tax profit of CHF 658 million was 5% lower than in the first quarter, as broadly stable revenues were offset by higher operating expenses. The gross margin increased to 95 basis points per annum, up 2 basis points from the first quarter. Stable revenues were earned on an invested asset base that declined 2% quarter-on-quarter in average terms, mostly reflecting the effects of lower market values. Expenses increased 2%, partly due to the UK BPT charges as well as the full effect of annual salary increases. At the end of the second quarter, client advisor numbers stood at 4,112, down 1% from the previous quarter. Net new money outflows continued to ease, with CHF 5.2 billion recorded in the quarter compared with CHF 8.0 billion in the first quarter.
Retail & Corporate’s pre-tax result was CHF 473 million, up 2% on the first quarter. Increased credit-related fee income more than offset lower brokerage and sales commissions. Costs continued to be tightly managed and the cost / income ratio for Retail & Corporate remained stable at 52.1%.

During the quarter, Wealth Management Americas outlined a number of key initiatives to build revenues, improve financial advisor retention and streamline the cost base to meet the CHF 1 billion pre-tax profit target previously announced at our Investor Day in 2009. The second phase of the cost restructuring program was initiated during this quarter, with CHF 146 million of costs booked primarily in relation to a reduction in the property portfolio. Wealth Management Americas recorded a pre-tax loss of CHF 67 million compared with a pre-tax profit of CHF 15 million in the first quarter. However, excluding restructuring charges, the pre-tax profit improved to CHF 79 million compared with CHF 36 million in the first quarter. Net new money inflows, including US interest and dividends as is consistent with US market practice, were CHF 2.0 billion. For the second quarter in succession, net new money was generated by financial advisors employed with UBS for more than one year. We are also encouraged by reduced attrition rates overall across our financial advisor force, a key driver of net new money inflows.

In Global Asset Management, net new money inflows from third-party clients were CHF 11.0 billion in the quarter. Over-all, net new money inflows were CHF 3.4 billion, as inflows from third-party clients were partially offset by outflows from clients of UBS’s wealth management businesses. Pre-tax profit was CHF 117 million compared with CHF 137 million in the first quarter. Revenues were stable with higher management fees offsetting declining performance fees in a volatile market. Costs increased 5% due to amortization of prior year compensation awards.

The Investment Bank is making good progress against its strategic goals. The Investment Bank recorded a pre-tax profit of CHF 1,314 million compared with CHF 1,190 million in the first quarter. Equities revenues were up 9% compared with the first quarter at CHF 1,365 million, demonstrating the strength of our largest flow business in unstable markets. Revenues in the fixed income, currencies and commodities trading business declined to CHF 1,703 million, due to defensive positioning of our books in the quarter and lower client activity, with declines in credit and emerging markets offsetting gains in our foreign exchange business, which benefited from higher market volatility and stronger client flows. Taken together, the Investment Bank’s revenues, excluding a CHF 595 million own credit gain on financial liabilities designated at fair value, decreased 15%. Costs were CHF 2,788 million, up 3% on the previous quarter, but included a CHF 228 million charge relating to the UK BPT. Excluding this tax, costs fell on reduced accruals for variable compensation.

During the second quarter, we took another important step in expanding our presence into emerging markets by agreeing to acquire Link Investimentos, one of the largest independent bro-

ker-dealers in Brazil. We believe that it is crucial to have an on-the-ground presence with local expertise to serve our clients in Brazil.

We are working to strengthen and position the new UBS for longer-term success. Our recently refreshed graduate recruitment and internship programs have already started to deliver, with the class of 2010 so far attracting 669 new graduates and 829 interns.

Switzerland is our home market and is at the heart of UBS. We have a long and proud heritage here and we will continue to invest in our home market. We want to ensure that our valued Swiss customers continue to enjoy the best possible service at UBS. As part of this commitment, we will be investing in the refurbishment of all of our 300 branch offices, the most comprehensive refurbishment in our history. Our customers will be welcomed into our branches which have been designed specifically to improve our customers’ banking experience, helping to ensure that UBS remains the first choice in Switzerland. We are also continuing our tradition of supporting organizations and individuals within the communities in which we live and work. We are delighted to announce that we are supporting the UBS Kids Cup, an athletics competition that will involve up to 70,000 children aged 7 to 15, helping to promote health and well-being across the country.

The regulatory landscape for large financial institutions continued to develop dynamically, nationally and internationally, in the areas of capital, liquidity, compensation and corporate structure. The G20 and the Financial Stability Board emphasized the need to ensure that transition arrangements to new standards do not put the economic recovery at risk. Major recent events have included the completion of the consultation and impact analysis phase of the “Basel 3” process to develop new international capital and liquidity standards, and the passage of financial regulatory reform in the US. It will take some time before the regulatory changes on national and international levels, and their consequences for UBS and other major financial institutions, are clear.

Outlook – Concerns about the sustainability of the global economic recovery may leave markets volatile and with little direction. We believe that this could lead to more subdued client activity levels across our businesses. In addition, we expect that our portfolio management fee income will be lower than in the second quarter due to the lower level of invested assets at the end of June.

We are delivering on our strategy and expect to make further progress over the coming quarters. We are confident about our future.

27 July 2010

Yours sincerely,

Kaspar Villiger	Oswald J. Grübel
Chairman of the	Group Chief Executive Officer
Board of Directors

Second Quarter 2010 Report

UBS key figures

	For the quarter ended			Year-to-date
CHF million, except where indicated	30.6.10	31.3.10	30.6.09	30.6.10	30.6.09

Group results

Operating income	9,185	9,010	5,770	18,195	10,740

Operating expenses	6,571	6,200	7,093	12,772	13,621

Operating profit from continuing operations before tax	2,614	2,810	(1,323)	5,424	(2,881)

Net profit attributable to UBS shareholders	2,005	2,202	(1,402)	4,207	(3,376)

Diluted earnings per share (CHF)[1]	0.52	0.58	(0.39)	1.10	(0.96)

Key performance indicators, balance sheet and capital management[2]

Performance

Return on equity (RoE) (%)				19.5	(21.0)

Return on risk-weighted assets, gross (%)				17.5	8.9

Return on assets, gross (%)				2.6	1.3

Growth

Net profit growth (%)[3]	(8.9)	78.9	N/A	N/A	N/A

Net new money (CHF billion)[4]	(4.7)	(18.0)	(39.5)	(22.7)	(54.4)

Efficiency

Cost / income ratio (%)	71.2	69.7	115.2	70.5	111.1

	As of

CHF million, except where indicated	30.6.10	31.3.10	31.12.09

Capital strength

BIS tier 1 ratio (%)[5]	16.4	16.0	15.4

FINMA leverage ratio (%)[5]	4.12	4.12	3.93

Balance sheet and capital management

Total assets	1,458,223	1,356,427	1,340,538

Equity attributable to UBS shareholders	46,017	42,800	41,013

BIS total ratio (%)[5]	20.4	20.0	19.8

BIS risk-weighted assets[5]	204,848	209,138	206,525

BIS tier 1 capital[5]	33,685	33,404	31,798

Additional information

Invested assets (CHF billion)	2,180	2,267	2,233

Personnel (full-time equivalents)	63,876	64,293	65,233

Market capitalization[6]	55,393	65,660	57,108

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report.   2 For the definitions of our key performance indicators refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.   3 Not meaningful if either the current period or the comparison period is a loss period.   4 Excludes interest and dividend income.   5 Refer to the “Capital management” section of this report.   6 Refer to the appendix “UBS registered shares” of this report.

Corporate calendar

Publication of third quarter 2010 results
Tuesday, 26 October 2010

Publication of fourth quarter 2010 results
Tuesday, 8 February 2011

Publication of first quarter 2011 results
Tuesday, 26 April 2011

Annual General Meeting
Thursday, 28 April 2011

Contacts

Switchboards
Zurich +41-44-234 1111
London +44-20-7568 0000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Investor Relations
Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734

UBS AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

sh-investorrelations@ubs.com
www.ubs.com/investors

Media Relations
Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Shareholder Services
Hotline +41-44-235 6202
Fax (Zurich) +41-44-235 3154

UBS AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

US Transfer Agent
Calls from the US +866-541 9689
Calls outside the US +1-201-680 6578
Fax +1 201 680 4675

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310, USA

sh-relations@melloninvestor.com
www.melloninvestor.com

Imprint

Publisher: UBS AG, Zurich and Basel, Switzerland
Language: English | SAP-No. 80834E-1003

© UBS 2010. The key symbol and UBS are among the registered
and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral
oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

1.	UBS Group

8	Group results

2.	UBS business divisions

14	Wealth Management & Swiss Bank
19	Wealth Management Americas
22	Global Asset Management
26	Investment Bank

3.	Risk and treasury management

30	Risk management and control
38	Balance sheet
40	Liquidity and funding
42	Capital management

4.	Financial information

47	Financial statements
53	Notes to the financial statements

Appendix

72	UBS registered shares
73	Information sources

Second Quarter 2010 Report

UBS and its businesses

UBS draws on its 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. We combine our wealth management, investment banking and asset management businesses with our Swiss operations to deliver superior financial solutions and manage CHF 2.2 trillion in invested assets. Headquartered in Zurich and Basel, Switzerland, UBS has offices in more than 50 countries, including all major financial centers, and employs approximately 64,000 people. Under Swiss company law, UBS is organized as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors. UBS AG is the parent company of the UBS Group (Group). The operational structure of the Group comprises the Corporate Center and four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank.

Wealth Management & Swiss Bank

Wealth Management & Swiss Bank focuses on delivering comprehensive financial services to high net worth and ultra high net worth individuals around the world – except to those served by Wealth Management Americas – as well as private and corporate clients in Switzerland. Our “Wealth Management” business unit provides clients in over 40 countries, including Switzerland, with financial advice, products and tools to fit their individual needs. Our “Retail & Corporate” business unit has a leading position across its client segments in Switzerland.

Wealth Management Americas

Wealth Management Americas provides advice-based relationships through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth, high net worth and core affluent individuals and families. It includes the Wealth Management US business, as well as the domestic Canadian business and the international business booked in the United States.

Global Asset Management

Global Asset Management is a large-scale asset manager with businesses diversified across regions, capabilities and distribution channels. It offers investment capabilities and investment styles across all major traditional and alternative asset classes. These include equities, fixed income, currency, hedge fund, real estate and infrastructure investment capabilities that can also be combined in multi-asset strategies. The fund services unit provides legal fund set-up and accounting and reporting for all retail and institutional funds.

Investment Bank

The Investment Bank provides securities and other financial products and research in equities, fixed income, rates, foreign exchange and precious metals. It also provides advisory services and access to the world’s capital markets for corporate and institutional clients, governments, financial intermediaries, alternative asset managers and private investors.

Corporate Center

The Corporate Center provides and manages support and control functions for the Group in such areas as risk control, finance, legal and compliance, funding, capital and balance sheet management, management of foreign currencies, communication and branding, human resources, information technology, real estate, procurement, corporate development and service centres. Most costs and personnel of the Corporate Center are allocated to the business divisions.

UBS Group

Management report

Group results

Group results

Net profit attributable to UBS shareholders was CHF 2,005 million in second quarter 2010 compared with CHF 2,202 million in the first quarter. The significant gain on own credit, compared with an own credit loss in the prior quarter, was partially offset by the reduction of business revenues, primarily in the Investment Bank’s fixed income, currencies and commodities business.

Income statement
	For the quarter ended			% change from		Year-to-date
CHF million	30.6.10	31.3.10	30.6.09	1Q10	2Q09	30.6.10	30.6.09

Continuing operations

Interest income	4,864	4,798	6,035	1	(19)	9,661	13,680

Interest expense	(3,771)	(2,980)	(4,892)	27	(23)	(6,751)	(10,638)

Net interest income	1,093	1,818	1,143	(40)	(4)	2,911	3,042

Credit loss (expense) / recovery	(48)	116	(388)		(88)	68	(1,523)

Net interest income after credit loss expense	1,045	1,934	755	(46)	38	2,979	1,519

Net fee and commission income	4,366	4,372	4,502	0	(3)	8,738	8,744

Net trading income	3,450	2,368	220	46		5,818	(410)

Other income	324	337	292	(4)	11	660	887

Total operating income	9,185	9,010	5,770	2	59	18,195	10,740

Personnel expenses	4,645	4,521	4,578	3	1	9,166	8,542

General and administrative expenses	1,638	1,419	1,699	15	(4)	3,057	3,334

Depreciation of property and equipment	257	234	284	10	(10)	491	537

Impairment of goodwill	0	0	492		(100)	0	1,123

Amortization of intangible assets	31	27	39	15	(21)	58	84

Total operating expenses	6,571	6,200	7,093	6	(7)	12,772	13,621

Operating profit from continuing operations before tax	2,614	2,810	(1,323)	(7)		5,424	(2,881)

Tax expense	311	603	(208)	(48)		914	86

Net profit from continuing operations	2,303	2,207	(1,115)	4		4,509	(2,967)

Discontinued operations

Profit from discontinued operations before tax	0	2	7	(100)	(100)	2	17

Tax expense	0	0	0			0	0

Net profit from discontinued operations	0	2	7	(100)	(100)	2	17

Net profit	2,303	2,208	(1,108)	4		4,511	(2,949)

Net profit attributable to minority interests	298	6	294		1	304	427

from continuing operations	298	5	290		3	303	418

from discontinued operations	0	1	4	(100)	(100)	1	9

Net profit attributable to UBS shareholders	2,005	2,202	(1,402)	(9)		4,207	(3,376)

from continuing operations	2,005	2,202	(1,405)	(9)		4,207	(3,385)

from discontinued operations	0	1	3	(100)	(100)	1	8

Performance by business division

Wealth Management	658	696	542	(5)	21	1,354	1,177

Retail & Corporate	473	465	390	2	21	938	832

Wealth Management & Swiss Bank	1,131	1,161	932	(3)	21	2,293	2,009

Wealth Management Americas	(67)	15	(221)		70	(52)	(256)

Global Asset Management	117	137	82	(15)	43	254	24

Investment Bank	1,314	1,190	(1,846)	10		2,504	(5,008)

Treasury activities and other corporate items	119	306	(270)	(61)		425	351

Operating profit from continuing operations before tax	2,614	2,810	(1,323)	(7)		5,424	(2,881)

UBS Group

Operating income: 2Q10 vs 1Q10

Total operating income increased to CHF 9,185 million from CHF 9,010 million.

Net interest and trading income is analyzed below under the relevant business activities in order to provide a better explanation of the movements.
è	Refer to “Note 3 Net interest and trading income” in the “Financial information” section of this report for more information

Net income from trading businesses

Net income from trading businesses was CHF 3,008 million, up from CHF 2,700 million.
The own credit gain on financial liabilities designated at fair value was CHF 595 million, compared with a loss of CHF 247 million in first quarter 2010, primarily due to a widening of our credit spreads during the quarter.
Increases in equity derivatives trading revenues and in prime brokerage were more than offset by lower trading revenues in fixed income, currencies and commodities. Credit, emerging markets and interest rate trading revenues declined significantly on the first quarter due to clients’ increased risk aversion and lower resultant activity levels.
è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Net income from interest margin businesses

Net income from interest margin businesses was CHF 1,166 million compared with CHF 1,119 million, mainly due to increased treasury-related interest income in Wealth Management & Swiss Bank and higher investment portfolio income in Wealth Management Americas. This was partially offset by continuing pressure on interest margins in our wealth management businesses.

Net income from treasury activities and other

Net income from treasury activities and other was CHF 369 million compared with CHF 367 million.
Second quarter 2010 included a gain of CHF 68 million on the revaluation of our option to acquire the SNB StabFund’s equity, compared with a gain of CHF 231 million in first quarter 2010. This decline was offset by gains from treasury activities.
è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information on the valuation of our option to acquire the SNB StabFund’s equity

Credit loss expense / recovery

We experienced a net credit loss expense of CHF 48 million in second quarter 2010, compared with a net recovery of CHF 116 million in first quarter 2010.
The Investment Bank reported a net credit loss expense in second quarter 2010 of CHF 39 million, compared with a net

Net interest and trading income
	For the quarter ended			% change from		Year-to-date
CHF million	30.6.10	31.3.10	30.6.09	1Q10	2Q09	30.6.10	30.6.09

Net interest income	1,093	1,818	1,143	(40)	(4)	2,911	3,042

Net trading income	3,450	2,368	220	46		5,818	(410)

Total net interest and trading income	4,543	4,186	1,363	9	233	8,729	2,632

Breakdown by businesses

Net income from trading businesses[1]	3,008	2,700	(207)	11		5,708	(847)

Net income from interest margin businesses	1,166	1,119	1,302	4	(10)	2,285	2,623

Net income from treasury activities and other	369	367	268	1	38	736	855

Total net interest and trading income	4,543	4,186	1,363	9	233	8,729	2,632

[1] Includes lending activities of the Investment Bank.

Credit loss (expense) / recovery
	For the quarter ended			% change from		Year-to-date
CHF million	30.6.10	31.3.10	30.6.09	1Q10	2Q09	30.6.10	30.6.09

Wealth Management	(1)	1	30			0	(24)

Retail & Corporate	(7)	2	(50)		(86)	(5)	(115)

Wealth Management & Swiss Bank	(8)	3	(20)		(60)	(4)	(139)

Wealth Management Americas	(1)	0	1			0	2

Investment Bank	(39)	112	(369)		(89)	73	(1,386)

of which: related to reclassified securities	(56)	(29)	(208)	93	(73)	(85)	(326)

Total	(48)	116	(388)		(88)	68	(1,523)

Group results

recovery of CHF 112 million in first quarter 2010. This was primarily due to credit losses on student loan auction rate securities, partially offset by recoveries on certain legacy leveraged finance positions.

Wealth Management & Swiss Bank reported a net credit loss expense of CHF 8 million in second quarter 2010, compared with a net recovery of CHF 3 million in the prior quarter.
è	Refer to the “Risk management and control” section of this report for more information on credit risk

Net fee and commission income
Net fee and commission income was CHF 4,366 million, compared with CHF 4,372 million in the previous quarter.
–	Underwriting fees were down 15% at CHF 402 million. Both equity and debt underwriting fees decreased due to an overall slowdown in the market.
–	Mergers and acquisitions and corporate finance fees were CHF 163 million, down 20% from the first quarter, which included fee income from the completion of two significant transactions.
–	Net brokerage fees increased 7% to CHF 1,075 million, mainly due to increased volumes in the Investment Bank’s equities businesses and in Wealth Management Americas.
–	Investment fund fees were CHF 1,012 million, unchanged from the previous quarter.
–	Portfolio management and advisory fees increased 1% to CHF 1,538 million due to higher managed account fees in Wealth Management Americas, which were partly offset by lower performance fees in the alternative and quantitative investments business within Global Asset Management.
–	Other commission expenses were CHF 251 million, virtually unchanged from the previous quarter.

è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information

Other income
Other income was CHF 324 million compared with CHF 337 million. Second quarter 2010 included gains of CHF 178 million on sales of loans and receivables including sales and issuer redemptions of auction rate securities, as well as a demutualization gain of CHF 69 million from the stake in the Chicago Board Options Exchange.

First quarter 2010 included a CHF 180 million gain from the sale of investments in associates owning office space in New York, gains from the disposal of reclassified financial assets and a nega-

tive CHF 28 million valuation adjustment on a property fund held by Wealth Management & Swiss Bank.

è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

Operating expenses: 2Q10 vs 1Q10

Personnel expenses
Personnel expenses were CHF 4,645 million compared with CHF 4,521 million. This increase mainly reflects the UK BPT charge of CHF 242 million recorded in second quarter 2010, partly offset by reduced accruals for variable compensation.

è	Refer to “Note 6 Personnel expenses" in the “Financial information” section of this report for more information

General and administrative expenses
General and administrative expenses were CHF 1,638 million in the second quarter compared with CHF 1,419 million in the first quarter. This increase was due to restructuring charges of CHF 90 million related to real estate in Wealth Management Americas and increases across most cost categories.

è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information

Depreciation and amortization
Depreciation of property and equipment was CHF 257 million, up CHF 23 million, largely due to impairments of CHF 37 million related to the abovementioned real estate restructuring in the US. Amortization of intangible assets was CHF 31 million compared with CHF 27 million in the previous quarter.

Tax expenses: 2Q10 vs 1Q10

We recognized a tax expense in our income statement for second quarter 2010 of CHF 311 million. This includes a deferred tax expense of CHF 464 million as Swiss tax losses (for which deferred tax assets have previously been recognized) are used against profits for the quarter and also tax expenses of CHF 89 million in other locations. These tax expenses were partially offset by an increase in deferred tax assets for prior year tax losses of CHF 187 million, and a tax benefit of CHF 55 million for tax losses agreed with a foreign tax authority.

We recognized a tax expense in our income statement for first quarter 2010 of CHF 603 million, which mainly related to a deferred tax expense of CHF 565 million as Swiss tax losses (for

UBS Group

which deferred tax assets have previously been recognized) were used against profits for the quarter.

Net profit attributable to minority interests: 2Q10 vs 1Q10

Net profit attributable to minority interests includes the recognition of dividend obligation for preferred securities of CHF 296 million in second quarter 2010.

Invested assets development: 2Q10 vs 1Q10

Net new money

Wealth Management
Net new money outflows reduced further to CHF 5.2 billion from CHF 8.0 billion. We saw continued net inflows in the Asia Pacific region, from ultra high net worth clients and in certain European locations. Overall, net new money in Europe remained slightly negative but net outflows decreased again compared with the prior quarter.

International wealth management net new money outflows were almost halved to CHF 3.9 billion from CHF 6.8 billion in the previous quarter. Total outflows from Swiss wealth management were CHF 1.3 billion compared with CHF 1.2 billion in the first quarter.

Retail & Corporate
Net outflows were CHF 0.3 billion compared with CHF 0.2 billion.

Wealth Management Americas
Net new money outflows were CHF 2.6 billion compared with CHF 7.2 billion.

The Wealth Management US business net new money outflows were CHF 2.9 billion compared with CHF 6.4 billion. Financial advisor retention initiatives resulted in lower outflows related to financial advisor attrition, while net new money inflows from financial advisors employed with UBS for more than one year declined slightly from the prior quarter, but remained positive for the second consecutive quarter. Including interest and dividends for Wealth Management US consistent with US market practice, Wealth Management US and Wealth Management Americas had positive net new money for the quarter.

Global Asset Management
In the second quarter, we recorded positive net new money of CHF 3.4 billion compared with net outflows of CHF 2.6 billion in the prior quarter.

Net inflows from third parties of CHF 10.9 billion were partially offset by net outflows of CHF 7.5 billion from clients of our wealth management businesses.
Excluding money market flows, net new money inflows were CHF 6.2 billion compared with net outflows of CHF 1.6 billion in first quarter 2010.
è	Refer to the various discussions of net new money flows in the “UBS business divisions” section of this report for more information

Net new money[1]
	For the quarter ended			Year-to-date
CHF billion	30.6.10	31.3.10	30.6.09	30.6.10	30.6.09

Wealth Management	(5.2)	(8.0)	(15.6)	(13.1)	(38.0)

Retail & Corporate	(0.3)	(0.2)	(0.9)	(0.5)	(1.9)

Wealth Management & Swiss Bank	(5.5)	(8.2)	(16.5)	(13.7)	(39.9)

Wealth Management Americas	(2.6)	(7.2)	(5.8)	(9.8)	10.3

Traditional investments	4.5	(1.0)	(15.9)	3.5	(19.0)

Alternative and quantitative investments	(1.2)	(2.4)	(1.2)	(3.6)	(5.9)

Global real estate	0.1	0.7	0.0	0.8	0.1

Infrastructure	0.0	0.1	0.0	0.1	0.1

Global Asset Management	3.4	(2.6)	(17.1)	0.8	(24.9)

1 Excludes interest and dividend income.

Group results

Invested assets
	As of			% change from
CHF billion	30.6.10	31.3.10	30.6.09	31.3.10	30.6.09

Wealth Management	786	827	833	(5)	(6)

Retail & Corporate	131	136	128	(4)	2

Wealth Management & Swiss Bank	917	963	961	(5)	(5)

Wealth Management Americas	693	714	695	(3)	0

Traditional investments	494	513	514	(4)	(4)

Alternative and quantitative investments	36	38	40	(5)	(10)

Global real estate	38	38	39	0	(3)

Infrastructure	1	1	1	0	0

Global Asset Management	569	590	593	(4)	(4)

Total	2,180	2,267	2,250	(4)	(3)

Invested assets
Invested assets were CHF 2,180 billion on 30 June 2010 compared with CHF 2,267 billion on 31 March 2010. This decrease was mainly due to negative market movements.

Results: 6M10 vs 6M09

Net profit attributable to shareholders was CHF 4,207 million compared with a net loss attributable to shareholders of CHF 3,376 million. This was mainly due to a recovery of trading in-

come and a change to a credit loss recovery from credit loss expense. Operating expenses were lower at CHF 12,772 million compared with CHF 13,621 million. Half year 2009 operating expenses included goodwill impairment charges of CHF 1,123 million.

Personnel: 2Q10 vs 1Q10

UBS employed 63,876 personnel on 30 June 2010 compared with 64,293 on 31 March 2010.

Personnel by region
	As of			% change from
Full-time equivalents	30.6.10	31.3.10	30.6.09	31.3.10	30.6.09

Switzerland	23,191	23,373	25,343	(1)	(8)

UK	6,318	6,307	6,409	0	(1)

Rest of Europe	4,100	4,083	4,518	0	(9)

Middle East / Africa	127	126	143	1	(11)

USA	22,064	22,335	24,460	(1)	(10)

Rest of Americas	1,132	1,148	1,788	(1)	(37)

Asia Pacific	6,944	6,922	9,144	0	(24)

Total	63,876	64,293	71,806	(1)	(11)

Personnel by business division
	As of			% change from
Full-time equivalents	30.6.10	31.3.10	30.6.09	31.3.10	30.6.09

Wealth Management	15,352	15,365	16,891	0	(9)

Retail & Corporate	11,989	12,187	12,477	(2)	(4)

Wealth Management & Swiss Bank	27,341	27,552	29,367	(1)	(7)

Wealth Management Americas	16,341	16,667	18,774	(2)	(13)

Global Asset Management	3,454	3,521	3,718	(2)	(7)

Investment Bank	16,552	16,373	16,922	1	(2)

Treasury activities and other corporate items	188	180	3,024	4	(94)

Total	63,876	64,293	71,806	(1)	(11)

of which: personnel managed centrally	19,350	19,563	22,659	(1)	(15)

UBS business divisions

Management report

Wealth Management & Swiss Bank

Wealth Management & Swiss Bank

Business division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.10	31.3.10	30.6.09	1Q10	2Q09	30.6.10	30.6.09

Income	2,893	2,879	2,934	0	(1)	5,772	5,946

Credit loss (expense) / recovery	(8)	3	(20)		(60)	(4)	(139)

Total operating income	2,886	2,882	2,914	0	(1)	5,767	5,806

Personnel expenses	1,201	1,191	1,422	1	(16)	2,391	2,700

General and administrative expenses	483	471	513	3	(6)	954	1,009

Services (to) / from other business divisions	(12)	(24)	(26)	50	54	(36)	(55)

Depreciation of property and equipment	78	80	68	(3)	15	158	135

Amortization of intangible assets	5	2	6	150	(17)	7	9

Total operating expenses	1,754	1,720	1,983	2	(12)	3,475	3,797

Business division performance before tax	1,131	1,161	932	(3)	21	2,293	2,009

Key performance indicators[1]

Pre-tax profit growth (%)	(2.6)	4.7	(13.5)			14.1	(47.4)

Cost / income ratio (%)	60.6	59.7	67.6			60.2	63.9

Net new money (CHF billion)[2]	(5.5)	(8.2)	(16.5)			(13.7)	(39.9)

Additional information

Average attributed equity (CHF billion)[3]	9.0	9.0	9.0	0	0

Return on attributed equity (RoaE) (%)						51.0	44.6

BIS risk-weighted assets (CHF billion)	46.2	48.5	51.8	(5)	(11)

Return on risk-weighted assets, gross (%)						24.1	21.3

Goodwill and intangible assets (CHF billion)	1.6	1.6	1.8	0	(11)

Invested assets (CHF billion)	917	963	961	(5)	(5)

Client assets (CHF billion)	1,780	1,864	1,756	(5)	1

Personnel (full-time equivalents)	27,341	27,552	29,367	(1)	(7)

1 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.   2 Excludes interest and dividend income.   3 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

UBS business divisions

Wealth Management

Pre-tax profit decreased 5% to CHF 658 million from CHF 696 million in the previous quarter due to a 1% decrease in operating income and higher operating expenses.

Business unit reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.10	31.3.10	30.6.09	1Q10	2Q09	30.6.10	30.6.09

Recurring income	1,399	1,384	1,426	1	(2)	2,783	2,954

Non-recurring income	493	518	466	(5)	6	1,011	896

Income	1,892	1,903	1,892	(1)	0	3,794	3,850

Credit loss (expense) / recovery	(1)	1	30			0	(24)

Total operating income	1,891	1,904	1,923	(1)	(2)	3,795	3,826

Personnel expenses	797	782	924	2	(14)	1,578	1,770

General and administrative expenses	276	275	316	0	(13)	551	622

Services (to) / from other business divisions	113	106	98	7	15	219	172

Depreciation of property and equipment	42	43	37	(2)	14	85	76

Amortization of intangible assets	5	2	6	150	(17)	7	9

Total operating expenses	1,232	1,208	1,381	2	(11)	2,440	2,649

Business unit performance before tax	658	696	542	(5)	21	1,354	1,177

Key performance indicators[1]

Pre-tax profit growth (%)	(5.5)	3.3	(14.8)			15.0	(55.7)

Cost / income ratio (%)	65.1	63.5	73.0			64.3	68.8

Net new money (CHF billion)[2]	(5.2)	(8.0)	(15.6)			(13.1)	(38.0)

Gross margin on invested assets (bps)[3]	95	93	93	2	2	94	95

Swiss wealth management

Income	396	388	368	2	8	784	762

Net new money (CHF billion)[2]	(1.3)	(1.2)	2.2			(2.4)	(3.2)

Invested assets (CHF billion)	134	142	136	(6)	(1)

Gross margin on invested assets (bps)	115	110	112	5	3	112	116

International wealth management

Income	1,495	1,515	1,524	(1)	(2)	3,010	3,088

Net new money (CHF billion)[2]	(3.9)	(6.8)	(17.8)			(10.7)	(34.8)

Invested assets (CHF billion)	652	685	697	(5)	(6)

Gross margin on invested assets (bps)[3]	90	90	89	0	1	90	91

Additional information

Average attributed equity (CHF billion)[4]	4.4	4.4	4.4	0	0

Return on attributed equity (RoaE) (%)						61.5	53.5

BIS risk-weighted assets (CHF billion)	17.6	18.5	19.5	(5)	(10)

Return on risk-weighted assets, gross (%)						41.9	36.5

Goodwill and intangible assets (CHF billion)	1.6	1.6	1.8	0	(11)

Invested assets (CHF billion)	786	827	833	(5)	(6)

Client assets (CHF billion)	954	1,002	1,007	(5)	(5)

Client advisors (full-time equivalents)	4,112	4,138	4,744	(1)	(13)

Personnel (full-time equivalents)	15,352	15,365	16,891	0	(9)

1 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.    2 Excludes interest and dividend income.   3 Excludes negative valuation adjustments on a property fund (2Q10: CHF 17 million, 1Q10: CHF 28 million, 2Q09: CHF 13 million).   4 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Wealth Management & Swiss Bank

Results: 2Q10 vs 1Q10

Operating income
Total operating income was CHF 1,891 million compared with CHF 1,904 million.

Recurring income was up 1% at CHF 1,399 million compared with CHF 1,384 million as higher lombard loan volumes and first-time inclusion of treasury income were partly offset by the effects of a sharp decrease of the euro against the Swiss franc. Non-recurring income was CHF 493 million, down from CHF 518 million in the prior quarter.
From second quarter 2010 onwards, 30% of treasury-related revenues have been shifted to Wealth Management from Retail & Corporate, impacting interest and trading income by CHF 24 million in second quarter 2010. If we had applied the same approach in previous quarters the impact would have been approximately CHF 20 million.
Net credit loss expense was CHF 1 million compared with net credit loss recovery of CHF 1 million in first quarter 2010.

Operating expenses
Operating expenses increased 2% to CHF 1,232 million from CHF 1,208 million due to higher personnel expenses.

Personnel expenses increased 2% to CHF 797 million, mainly due to a CHF 15 million charge related to the UK Bank Payroll Tax in April 2010 and annual salary increases effective March 2010.
General and administrative expenses were broadly stable at CHF 276 million. Net charges from other businesses were up by CHF 7 million to CHF 113 million.
Depreciation slightly decreased by CHF 1 million to CHF 42 million and amortization of intangible assets increased by CHF 3 million to CHF 5 million.

Invested assets development: 2Q10 vs 1Q10

Net new money
Net new money outflows reduced further to CHF 5.2 billion from CHF 8.0 billion. We saw continued net inflows in the Asia Pacific region, from ultra high net worth clients and in certain European locations. Overall, net new money in Europe remained slightly negative but net outflows decreased again compared with the prior quarter.

International wealth management net new money outflows almost halved to CHF 3.9 billion from CHF 6.8 billion in the previous quarter. Total outflows from Swiss wealth management were CHF 1.3 billion compared with CHF 1.2 billion in the first quarter.

Invested assets
Invested assets were CHF 786 billion on 30 June 2010, a decrease of CHF 41 billion from 31 March 2010. This was due to lower equity markets, a 7% decrease in the euro against the Swiss franc over the quarter and net new money outflows.

Gross margin on invested assets
The gross margin on invested assets for Wealth Management stood at 95 basis points, an improvement of 2 basis points compared with the prior quarter as stable revenues were earned on an average invested asset base, which declined by 2%, mostly reflecting the effects of lower markets. The gross margin computation excludes valuation adjustments on a property fund. Recurring income margin increased 2 basis points to 69 basis points. The non-recurring income margin was unchanged at 26 basis points.

Personnel: 2Q10 vs 1Q10

Wealth Management employed 15,352 personnel on 30 June 2010 compared with 15,365 on 31 March 2010.

The number of client advisors declined by 26, or 1%, to 4,112, reflecting staff reductions initiated in 2009 and voluntary departures in 2010.

Results: 6M10 vs 6M09

Pre-tax profit increased 15% to CHF 1,354 million from CHF 1,177 million. This improvement was due to an 8% reduction in operating expenses reflecting restructuring expenses in the first half of 2009 as well as reduced headcount.

Total operating income, at CHF 3,795 million, was down slightly from CHF 3,826 million in the first half of 2009.
No net credit loss expense was recorded in the first half of 2010 as no major new credit events occurred. This compares with a net credit loss expense of CHF 24 million in the first half of 2009.
Operating expenses were reduced by 8% as a result of cost-cutting measures initiated in 2009. Personnel expenses decreased 11% to CHF 1,578 million, reflecting restructuring expenses in the first half of 2009, as well as a 9% reduction in personnel levels. Non-personnel expenses were down 2% to CHF 862 million from CHF 878 million.
è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on allocation of additional Corporate Center costs to business divisions from first quarter 2010 onwards

UBS business divisions

Retail & Corporate

Pre-tax profit increased 2% to CHF 473 million from CHF 465 million in the previous quarter. Higher income was partially offset by higher expenses.

Business unit reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.10	31.3.10	30.6.09	1Q10	2Q09	30.6.10	30.6.09

Interest income	609	604	701	1	(13)	1,213	1,384

Non-interest income	393	372	340	6	16	765	711

Income	1,002	976	1,042	3	(4)	1,977	2,096

Credit loss (expense) / recovery	(7)	2	(50)		(86)	(5)	(115)

Total operating income	995	978	992	2	0	1,973	1,980

Personnel expenses	404	409	498	(1)	(19)	813	929

General and administrative expenses	207	196	197	6	5	403	387

Services (to) / from other business divisions	(125)	(130)	(124)	4	(1)	(255)	(227)

Depreciation of property and equipment	36	37	31	(3)	16	74	59

Total operating expenses	522	512	602	2	(13)	1,034	1,149

Business unit performance before tax	473	465	390	2	21	938	832

Key performance indicators[1]

Pre-tax profit growth (%)	1.7	6.9	(11.8)			12.7	(28.5)

Cost / income ratio (%)	52.1	52.5	57.8			52.3	54.8

Net new money (CHF billion)[2]	(0.3)	(0.2)	(0.9)			(0.5)	(1.9)

Impaired lending portfolio as a % of total lending portfolio, gross	0.9	1.1	1.1

Additional information

Average attributed equity (CHF billion)[3]	4.6	4.6	4.6	0	0

Return on attributed equity (RoaE) (%)						40.8	36.2

BIS risk-weighted assets (CHF billion)	28.6	30.1	32.3	(5)	(11)

Return on risk-weighted assets, gross (%)						13.2	12.0

Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0

Invested assets (CHF billion)	131	136	128	(4)	2

Client assets (CHF billion)	826	861	748	(4)	10

Personnel (full-time equivalents)	11,989	12,187	12,477	(2)	(4)

1 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.   2 Excludes interest and dividend income.   3 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Wealth Management & Swiss Bank

Results: 2Q10 vs 1Q10

Operating income
Total operating income increased slightly to CHF 995 million from CHF 978 million.

Interest income increased to CHF 609 million from CHF 604 million as treasury-related interest revenues increased during the second quarter. Non-interest income was CHF 393 million, up from CHF 372 million in the prior quarter, mainly reflecting higher credit-related fees, partly offset by lower brokerage and sales commissions.
From second quarter 2010 onwards, 30% of treasury-related revenues have been shifted to Wealth Management from Retail & Corporate, impacting interest and trading income by CHF 24 million in the second quarter. If we had applied the same approach in previous quarters the impact would have been approximately CHF 20 million.
Credit loss expense increased, but remained at very low level, and was CHF 7 million compared with net credit loss recovery of CHF 2 million.

Operating expenses
Operating expenses were up 2% to CHF 522 million from CHF 512 million.

Personnel expenses were reduced by CHF 5 million to CHF 404 million as voluntary departures were only selectively replaced. This was partly offset by annual salary increases, which took effect in March 2010.
General and administrative expenses were up by CHF 11 million to CHF 207 million.
Net charges to other businesses decreased by CHF 5 million to CHF 125 million.

Invested assets development: 2Q10 vs 1Q10

Net new money
Net outflows were CHF 0.3 billion compared with CHF 0.2 billion.

Invested assets
Invested assets were CHF 131 billion on 30 June 2010, down CHF 5 billion from the level at 31 March 2010, reflecting lower equity market values as well as a 7% decrease in the euro against the Swiss franc over the quarter.

Personnel: 2Q10 vs 1Q10

Retail & Corporate employed 11,989 personnel on 30 June 2010, down 198 from 12,187 on 31 March 2010. This was partially due to voluntary departures, which were only selectively replaced.

Results: 6M10 vs 6M09

Pre-tax profit increased 13% to CHF 938 million from CHF 832 million, principally due to a 10% reduction in operating expenses. This was mainly due to restructuring charges in the first half of 2009, lower headcount and higher net charges to other businesses.

Total operating income was virtually unchanged at CHF 1,973 million compared with CHF 1,980 million.
Credit loss expense was CHF 5 million compared with CHF 115 million in the first half of 2009 as no major new credit events occurred.
Operating expenses were reduced 10% as a result of cost-cutting measures initiated in 2009. Personnel expenses decreased 12% to CHF 813 million, reflecting restructuring expenses in the first half of 2009 and a 4% reduction in personnel levels. Non-personnel expenses were CHF 221 million, virtually stable compared with CHF 219 million in the first half of 2009.
è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on allocation of additional Corporate Center costs to business divisions from first quarter 2010 onwards

UBS business divisions

Wealth Management Americas

Wealth Management Americas

The pre-tax result was negative CHF 67 million in second quarter 2010 compared with a pre-tax profit of CHF 15 million in the prior quarter. Second quarter results included restructuring charges of CHF 146 million. Excluding restructuring charges, profitability improved, primarily due to higher income.

Business division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.10	31.3.10	30.6.09	1Q10	2Q09	30.6.10	30.6.09

Recurring income	935	838	787	12	19	1,773	1,610

Non-recurring income	551	523	580	5	(5)	1,074	1,165

Income	1,486	1,361	1,367	9	9	2,847	2,775

Credit loss (expense) / recovery	(1)	0	1			0	2

Total operating income	1,485	1,362	1,368	9	9	2,847	2,777

Personnel expenses	1,123	1,069	1,179	5	(5)	2,192	2,284

Financial advisor compensation[1]	544	510	473	7	15	1,054	976

Amortization of financial advisor recruiting costs[2]	160	149	179	7	(11)	309	295

Other personnel costs	419	410	527	2	(20)	829	1,013

General and administrative expenses	339	221	321	53	6	560	583

Services (to) / from other business divisions	(5)	(2)	3	(150)		(7)	3

Depreciation of property and equipment	80	45	55	78	45	125	97

Impairment of goodwill	0	0	15		(100)	0	34

Amortization of intangible assets	15	14	16	7	(6)	29	33

Total operating expenses	1,552	1,347	1,589	15	(2)	2,899	3,033

Business division performance before tax	(67)	15	(221)		70	(52)	(256)

Key performance indicators[3]

Pre-tax profit growth (%)[4]	N/A	(91.6)	N/A			N/A	N/A

Cost / income ratio (%)	104.4	99.0	116.2			101.8	109.3

Net new money (CHF billion)[5]	(2.6)	(7.2)	(5.8)			(9.8)	10.3

Gross margin on invested assets (bps)	84	78	80	8	5	81	83

Additional information

Average attributed equity (CHF billion)[6]	8.0	8.0	9.0	0	(11)

Return on attributed equity (RoaE) (%)						(1.3)	(5.7)

BIS risk-weighted assets (CHF billion)	23.5	23.0	23.2	2	1

Return on risk-weighted assets, gross (%)						24.7	22.4

Goodwill and intangible assets (CHF billion)	4.3	4.2	4.4	2	(2)

Invested assets (CHF billion)	693	714	695	(3)	0

Client assets (CHF billion)	742	768	735	(3)	1

Personnel (full-time equivalents)	16,341	16,667	18,774	(2)	(13)

Financial advisors (full-time equivalents)	6,760	6,867	7,939	(2)	(15)

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors, and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.   2 Amortization of financial advisor recruiting costs reflects advances related to recruiting financial advisors.   3 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.   4 Not meaningful if either the current period or the comparison period is a loss period.   5 Excludes interest and dividend income.   6 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Wealth Management Americas

Business division reporting (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.10	31.3.10	30.6.09	1Q10	2Q09	30.6.10	30.6.09

Additional information (only Wealth Management US)

Net new money (CHF billion)[1]	(2.9)	(6.4)	(5.8)			(9.3)	10.9

Net new money including interest and dividend income (CHF billion)[2]	1.7	(2.1)	(0.8)			(0.5)	21.0

Business division reporting excluding PaineWebber acquisition costs[3]

Business division performance before tax	(36)	42	(186)		81	6	(192)

Cost / income ratio (%)	102.3	97.0	113.4			99.8	106.9

Average attributed equity (CHF billion)[4]	4.5	4.5	5.3	0	(15)

1 Excludes interest and dividend income.   2 For purposes of comparison with US peers.   3 Acquisition costs represent goodwill and intangible assets funding costs and intangible asset amortization costs related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business.   4 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Results: 2Q10 vs 1Q10

Operating income
Total operating income increased 9%, or CHF 123 million, to CHF 1,485 million.

Recurring income increased 12% due to higher managed account fees and increased non-proprietary mutual fund fees. Recurring fee income based on assets improved despite market weakness as billings are based on the previous quarter’s closing asset levels. Net interest income also improved due to higher investment portfolio income in UBS Bank USA. Recurring income was 63% of total operating income, up from 62%. Non-recurring income increased 5% on stronger transactional revenue and gains of CHF 7 million relating to the demutualization of the Chicago Board Options Exchange (CBOE).

Operating expenses
Total operating expenses increased 15% to CHF 1,552 million from CHF 1,347 million. The second quarter included restructuring charges of CHF 146 million related to real estate write-downs and personnel reductions. This compares with CHF 21 million in restructuring charges related to personnel reductions in the first quarter.

Personnel expenses increased 5% to CHF 1,123 million from CHF 1,069 million. Of the abovementioned restructuring charges, CHF 19 million related to personnel reductions were included in the second quarter, compared with CHF 21 million in the first quarter. Financial advisor compensation increased 7% as a result of higher revenue generation. Amortization of financial advisor recruiting costs increased 7%, but would have increased 3% excluding currency translation impact. Compensation advance balances related to recruiting financial advisors stood at CHF 3,578 million at the end of the quarter. Other personnel costs increased 2% due to higher incentive compensation as the first quarter included credits related to an over accrual in the prior year. This increase was partly offset by lower salary and benefits costs as a result of cost-cutting initiatives. Non-personnel expenses were

CHF 429 million, up 54% mainly due to the inclusion of CHF 127 million in restructuring charges related to real estate impacting general and administrative costs as well as depreciation expenses. In addition, expenses related to legal provisions increased.

Invested assets development: 2Q10 vs 1Q10

Net new money
Net new money outflows were CHF 2.6 billion compared with CHF 7.2 billion.

The Wealth Management US business net new money outflows were CHF 2.9 billion compared with CHF 6.4 billion. Financial advisor retention initiatives resulted in lower outflows related to financial advisor attrition, while net new money inflows from financial advisors employed with UBS for more than one year declined slightly from the prior quarter, but remained positive for the second consecutive quarter.
Including interest and dividend income, the Wealth Management US business had net new money inflows of CHF 1.7 billion compared with outflows of CHF 2.1 billion in the prior quarter. This marks the first quarter of net inflows on this basis since first quarter 2009. Including interest and dividends for Wealth Management US only, Wealth Management Americas had net new money inflows of CHF 2.0 billion in the second quarter.

Invested assets
Invested assets decreased 3%, or CHF 21 billion, to CHF 693 billion on 30 June 2010, primarily due to negative market performance. In US dollar terms, invested assets declined 6%.

Gross margin on invested assets
The gross margin on invested assets increased 6 basis points to 84 basis points due to a 9% growth in income, while average invested assets were essentially unchanged. The recurring income margin improved 5 basis points to 53 basis points, corresponding to a 12% growth in recurring income as a significant portion of recurring income is based on higher invested asset

UBS business divisions

levels from the previous quarter. The non-recurring income margin increased 1 basis point to 31 basis points due to higher transactional revenues and the abovementioned gains relating to the CBOE demutualization.

Personnel: 2Q10 vs 1Q10

Wealth Management Americas employed 16,341 personnel as of 30 June 2010, down 326, or 2%, from 31 March 2010. The number of financial advisors decreased by 107, or 2%, to 6,760 as a result of voluntary departures, which were not completely offset by financial advisor recruiting. The number of non-financial-advisor employees decreased by 2% or 219 to 9,581, principally due to staff reductions related to restructuring initiatives.

Results: 6M10 vs 6M09

Wealth Management Americas reported a pre-tax loss of CHF 52 million compared with a pre-tax loss of CHF 256 million. The first half of 2010 included restructuring charges of CHF 167 million, while the first half of 2009 included restructuring charges of CHF 152 million and net goodwill impairment charges of CHF 19 million related to the sale of UBS Pactual. Excluding restructuring charges and the net goodwill impairment charge, pre-tax results would have improved to a profit of CHF 115 million from a loss of CHF 85 million.

Operating income increased 3% to CHF 2,847 million mainly due to a 10% rise in recurring income corresponding to a 5% increase in average invested assets. Non-recurring income decreased 8% due to a decline in municipal trading income, partly offset by higher commission income.
Operating expenses declined 4% to CHF 2,899 million. Personnel costs decreased 4% to CHF 2,192 million. The first half of 2010 included restructuring charges of CHF 40 million related to personnel reductions compared with CHF 71 million in the first half of 2009. Non-personnel costs declined 6% to CHF 707 million. The first half of 2010 included restructuring charges of CHF 127 million related to real estate writedowns. The first half of 2009 included restructuring charges of CHF 81 million, primarily related to real estate writedowns and the abovementioned net goodwill impairment charges of CHF 19 million. Excluding these charges, non-personnel expenses would have decreased 11%, primarily due to lower general and administrative costs reflecting cost-cutting measures. This was partly offset by higher legal provisions and costs related to the shift of expenses from the Corporate Center to the business divisions.
è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on allocation of additional Corporate Center costs to business divisions from first quarter 2010 onwards

Wealth Management Americas – Update on strategy

During the quarter, Wealth Management Americas provided an in-depth update on the strategy which supports the business division’s CHF 1 billion pre-tax profit target, previously announced at our Investor Day in 2009. We outlined a number of key initiatives to build revenues, improve financial advisor retention and streamline the cost base. The second phase of the cost restructuring program was initiated during this quarter, with CHF 146 million of costs booked primarily in relation to a reduction in the property portfolio.

We are committed to acquiring, developing and retaining financial advisors who focus on high net worth and ultra high net worth clients. We will concentrate investment in the most attractive and profitable wealth management markets and in our largest and best-performing branches.

Pre-tax profit	Cost / income ratio	Revenue / FA	Invested assets / FA	Pre-tax profit / FA

Global Asset Management

Global Asset Management

Global Asset Management’s pre-tax profit was CHF 117 million in second quarter 2010 compared with CHF 137 million in first quarter 2010, mainly due to lower performance fees in alternative and quantitative investments and higher amortization of prior year compensation awards.

Business division reporting

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.10	31.3.10	30.6.09	1Q10	2Q09	30.6.10	30.6.09

Net management fees[1]	514	473	463	9	11	986	934

Performance fees	8	49	68	(84)	(88)	57	99

Total operating income	522	521	530	0	(2)	1,043	1,033

Personnel expenses	297	279	315	6	(6)	576	546

General and administrative expenses	99	94	100	5	(1)	193	202

Services (to) / from other business divisions	(4)	(1)	(126)	(300)	97	(5)	(104)

Depreciation of property and equipment	11	11	8	0	38	22	16

Impairment of goodwill	0	0	149		(100)	0	340

Amortization of intangible assets	2	2	3	0	(33)	4	9

Total operating expenses	405	385	448	5	(10)	789	1,009

Business division performance before tax	117	137	82	(15)	43	254	24

Key performance indicators[2]

Pre-tax profit growth (%)	(14.6)	(51.8)	N/A			958.3	(96.5)

Cost / income ratio (%)	77.6	73.9	84.5			75.6	97.7

Information by business line

Income

Traditional investments	331	325	328	2	1	656	656

Alternative and quantitative investments	64	92	102	(30)	(37)	156	182

Global real estate	70	48	44	46	59	118	87

Infrastructure	4	3	1	33	300	7	6

Fund services	54	53	55	2	(2)	107	102

Total operating income	522	521	530	0	(2)	1,043	1,033

Gross margin on invested assets (bps)

Traditional investments	26	26	26	0	0	26	26

Alternative and quantitative investments	69	94	102	(27)	(32)	82	90

Global real estate	74	50	45	48	64	62	44

Infrastructure	160	109	40	47	300	140	120

Total gross margin	36	36	36	0	0	36	36

Net new money (CHF billion)[3]

Traditional investments	4.5	(1.0)	(15.9)			3.5	(19.0)

Alternative and quantitative investments	(1.2)	(2.4)	(1.2)			(3.6)	(5.9)

Global real estate	0.1	0.7	0.0			0.8	0.1

Infrastructure	0.0	0.1	0.0			0.1	0.1

Total net new money	3.4	(2.6)	(17.1)			0.8	(24.9)

1 Net management fees include transaction fees, fund administration revenues (including interest and trading income from lending business and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding cost and other items that are not performance fees.   2 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.   3 Excludes interest and dividend income.

UBS business divisions

Business division reporting (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.10	31.3.10	30.6.09	1Q10	2Q09	30.6.10	30.6.09

Invested assets (CHF billion)

Traditional investments	494	513	514	(4)	(4)

Alternative and quantitative investments	36	38	40	(5)	(10)

Global real estate	38	38	39	0	(3)

Infrastructure	1	1	1	0	0

Total invested assets	569	590	593	(4)	(4)

Assets under administration by fund services

Assets under administration (CHF billion)[1]	399	413	402	(3)	(1)

Net new assets under administration (CHF billion)[2]	(4.0)	(0.5)	(13.3)			(4.5)	(40.3)

Gross margin on assets under administration (bps)	5	5	5	0	0	5	5

Additional information

Average attributed equity (CHF billion)[3]	2.5	2.5	3.0	0	(17)

Return on attributed equity (RoaE) (%)						20.3	1.6

BIS risk-weighted assets (CHF billion)	3.3	3.7	5.6	(11)	(41)

Return on risk-weighted assets, gross (%)						56.4	30.7

Goodwill and intangible assets (CHF billion)	1.7	1.7	1.7	0	0

Personnel (full-time equivalents)	3,454	3,521	3,718	(2)	(7)

1 This includes UBS and third-party fund assets, for which the fund services unit provides legal fund set-up and registration services, valuation, accounting and reporting and shareholder services.   2 Inflows of assets under administration from new and existing funds less outflows from existing funds or fund defection.   3 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Results: 2Q10 vs 1Q10

Operating income

Total operating income was CHF 522 million, in line with the previous quarter. Higher transaction fees and a gain on a co-investment in global real estate were mostly offset by much lower performance fees in alternative and quantitative investments.

Operating expenses

Total operating expenses were CHF 405 million compared with CHF 385 million. Personnel expenses were CHF 297 million compared with CHF 279 million. The increase mainly reflects higher charges from the amortization of compensation awards related to prior year, which more than offset lower variable compensation accruals related to the current year. General and administrative expenses were CHF 99 million compared with CHF 94 million reflecting higher IT and premises costs coupled with higher expense allocations from the Corporate Center.

Invested assets development: 2Q10 vs 1Q10

Net new money

Second quarter 2010 saw positive net new money of CHF 3.4 billion compared with net outflows of CHF 2.6 billion in the prior quarter.
Net inflows from third parties of CHF 10.9 billion were partially offset by net outflows of CHF 7.5 billion from clients of UBS wealth management businesses.
Excluding money market flows, net new money inflows were CHF 6.2 billion compared with net outflows of CHF 1.6 billion in first quarter 2010.

Invested assets

Invested assets were CHF 569 billion on 30 June 2010, a decrease of CHF 21 billion from 31 March 2010 when they stood at CHF 590 billion. This was due to negative market movements and currency effects, partly offset by positive net new money inflows.

Gross margin on invested assets

The total gross margin was 36 basis points, unchanged from the prior quarter.

Global Asset Management

Results by business line: 2Q10 vs 1Q10

Traditional investments

Revenues were CHF 331 million compared with CHF 325 million. The gross margin was 26 basis points, in line with the prior quarter.
Net new money inflows were CHF 4.5 billion compared with outflows of CHF 1.0 billion. Excluding money market flows, net new money was CHF 7.3 billion compared with nil net new money in the prior quarter. Equities saw inflows of CHF 5.0 billion compared with outflows of CHF 1.1 billion, mainly into global passive and US growth mandates. Fixed income saw inflows of CHF 2.4 billion compared with inflows of CHF 4.4 billion, mainly into emerging markets debt and Korea fixed income. Multi-asset inflows were nil compared with outflows of CHF 3.2 billion.
Invested assets were CHF 494 billion on 30 June 2010 compared with CHF 513 billion on 31 March 2010. This was due to negative market movements and currency effects, partly offset by net new money inflows.

Alternative and quantitative investments

Revenues were CHF 64 million compared with CHF 92 million, reflecting much lower performance fee income in the context of volatile market conditions. The gross margin was 69 basis points compared with 94 basis points in the previous quarter.
Net new money outflows decreased to CHF 1.2 billion compared with net outflows of CHF 2.4 billion, due to outflows mainly from multi-manager products. Invested assets were CHF 36 billion on 30 June 2010 compared with CHF 38 billion on 31 March 2010 as a result of negative market movements and net new money outflows, partly offset by currency effects.

Global real estate

Revenues were CHF 70 million compared with CHF 48 million due to a gain from a co-investment and higher transaction fees. The gross margin was 74 basis points compared with 50 basis points.

     Net new money inflows were CHF 0.1 billion compared with CHF 0.7 billion. Invested assets were unchanged at CHF 38 billion. Positive market movements and net new money inflows were off-set by negative currency effects.

Infrastructure

Revenues were CHF 4 million compared with CHF 3 million.
Net new money inflows were nil compared with CHF 0.1 billion. Invested assets were CHF 1 billion, unchanged from the prior period.

Fund services

Revenues were CHF 54 million compared with CHF 53 million. The gross margin on assets under administration was 5 basis points, in line with the prior quarter.
Net new assets under administration outflows were CHF 4.0 billion compared with CHF 0.5 billion, driven by outflows of CHF 6.5 billion from UBS funds, partly offset by inflows of CHF 2.5 billion into third party funds. Total assets under administration were CHF 399 billion compared with CHF 413 billion. This was due to negative market movements, net new assets under administration outflows and currency effects.

Personnel: 2Q10 vs 1Q10

The number of personnel on 30 June 2010 was 3,454, a 2% decrease from 3,521 on 31 March 2010, mainly in traditional investments.

Results: 6M10 vs 6M09

Pre-tax profit was CHF 254 million compared with CHF 24 million, reflecting a net CHF 191 million goodwill impairment charge in the first half of 2009 related to the sale of UBS Pactual. Excluding this charge, pre-tax profit for the first half of 2010 would have increased by CHF 39 million from first half 2009. Total operating income was CHF 1,043 million compared

UBS business divisions

with CHF 1,033 million. Lower performance fees and the loss of revenues after the sale of UBS Pactual were more than offset by lower co-investment losses and higher real estate transaction fees. Traditional investments revenues were CHF 656 million, in line with the first six months of 2009, as higher net management fees and lower operational losses were offset by lower revenues after the sale of UBS Pactual. Alternative and quantitative investments revenues were CHF 156 million compared with CHF 182 million due to lower performance fees. Global real estate revenues were CHF 118 million compared with CHF 87 million, mainly due to lower co-investment losses and higher transaction fees. Infrastructure revenues were CHF 7 million compared with CHF 6 million. Fund services revenues were CHF 107 million compared with CHF 102 million.

Total operating expenses were CHF 789 million compared with CHF 1,009 million. Excluding the abovementioned goodwill impairment charge in first half 2009, operating expenses would have decreased by CHF 29 million. This reflects benefits from cost-cutting measures that were partially offset by additional cost allocations from the Corporate Center.
è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on allocation of additional Corporate Center costs to business divisions from first quarter 2010 onwards

Investment performance – key composites

The table below represents 26% of Global Asset Management’s CHF 315 billion actively managed traditional investments invested assets on 30 June 2010. This figure excludes CHF 109 billion in money market funds, CHF 62 billion in passively managed investments and CHF 83 billion in alternative and quantitative investments, global real estate and infrastructure.

Annualized
	3 months	1 year	3 years	5 years

Australian Equity Composite vs. S&P / ASX 300 Accumulation Index	–	+	+	+

Canadian Equity Composite vs. TSE Total Return Index	–	–	+	+

Emerging Equity Composite vs. Emerging Markets Equity Index	–	+	+	+

Global Equity Composite vs. MSCI World Equity (Free) Index	–	+	+	+

Pan European Composite vs. MSCI Europe Free Index	+	+	+	+

Swiss Equity Composite vs. SPI (Total Return) Index	+	+	+	+

US Large Cap Equity Composite vs. Russell 1000 Index	–	–	–	–

Global Equity Ex-US Growth Composite vs. MSCI EAFE (Free) Index	–	–	–	+

US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	–	+	+	+

EUR Aggregate Bonds Composite vs. Barclays Capital Euro Aggregate 500mio+ Index	+	+	+	+

Global Bond Composite vs. Citigroup World Government Bond Index	–	+	+	–

Global Securities Composite vs. Global Securities Markets Index	–	+	–	–

(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. Global composites are stated in USD terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds. Global Asset Management has been verified as compliant with the Global Investment Performance Standards by Ernst & Young on a firm-wide basis to 31 December 2008.

Investment Bank

Investment Bank

The pre-tax profit was CHF 1,314 million in second quarter 2010 compared with CHF 1,190 million in first quarter 2010. The significant gain on own credit, compared with an own credit loss in the prior quarter, more than offset lower business revenues, particularly in the fixed income, currencies and commodities business.

Business division reporting
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.10	31.3.10	30.6.09	1Q10	2Q09	30.6.10	30.6.09

Investment banking	478	604	717	(21)	(33)	1,082	1,021

Advisory revenues	153	208	211	(26)	(27)	361	426

Capital market revenues	400	475	771	(16)	(48)	875	1,254

Equities	208	262	440	(21)	(53)	469	704

Fixed income, currencies and commodities	193	213	331	(9)	(42)	406	550

Other fee income and risk management	(75)	(78)	(265)	4	72	(153)	(658)

Securities	3,068	3,420	1,397	(10)	120	6,488	799

Equities	1,365	1,255	1,456	9	(6)	2,620	2,827

Fixed income, currencies and commodities	1,703	2,165	(59)	(21)		3,867	(2,028)

Total income	3,546	4,024	2,114	(12)	68	7,570	1,819

Credit loss (expense) / recovery[1]	(39)	112	(369)		(89)	73	(1,386)

Total operating income excluding own credit	3,506	4,136	1,746	(15)	101	7,643	434

Own credit[2]	595	(247)	(1,213)			348	(563)

Total operating income as reported	4,101	3,889	532	5	671	7,990	(129)

Personnel expenses	2,000	1,993	1,542	0	30	3,992	2,782

General and administrative expenses	691	601	685	15	1	1,291	1,404

Services (to) / from other business divisions	18	22	(315)	(18)		40	(286)

Depreciation of property and equipment	70	75	124	(7)	(44)	145	197

Impairment of goodwill	0	0	328		(100)	0	749

Amortization of intangible assets	9	9	14	0	(36)	18	34

Total operating expenses	2,788	2,699	2,378	3	17	5,487	4,879

Business division performance before tax	1,314	1,190	(1,846)	10		2,504	(5,008)

Key performance indicators[3]

Pre-tax profit growth (%)[4]	10.4	300.7	N/A			N/A	N/A

Cost / income ratio (%)	67.3	71.5	263.9			69.3	388.1

Return on attributed equity (RoaE) (%)						20.9	(37.8)

Return on assets, gross (%)						1.6	0.2

Average VaR (1-day, 95% confidence, 5 years of historical data)	48	52	57	(8)	(16)

1 Includes impairment charges of reclassified securities of CHF 56 million (2Q10) and CHF 29 million (1Q10).   2 Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held at 30 June 2010 amounts to CHF 1.2 billion. This gain has reduced the fair value of financial liabilities designated at fair value through profit or loss recognized on our balance sheet. Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information.   3 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2009.   4 Not meaningful if either the current period or the comparison period is a loss period.

UBS business divisions

Business division reporting (continued)
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.10	31.3.10	30.6.09	1Q10	2Q09	30.6.10	30.6.09

Additional information

Total assets (CHF billion)[1]	1,078.2	990.1	1,258.9	9	(14)

Average attributed equity (CHF billion)[2]	24.0	24.0	25.0	0	(4)

BIS risk-weighted assets (CHF billion)	122.9	124.6	160.6	(1)	(23)

Return on risk-weighted assets, gross (%)						12.8	1.4

Goodwill and intangible assets (CHF billion)	3.6	3.6	3.7	0	(3)

Compensation ratio (%)	48.3	52.8	171.1			50.4	221.3

Impaired lending portfolio as a % of total lending portfolio, gross	2.8	3.3	4.3

Personnel (full-time equivalents)	16,552	16,373	16,922	1	(2)

1 Based on third-party view, i.e. without intercompany balances.  2 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Results: 2Q10 vs 1Q10

Operating income

Total operating income was CHF 4,101 million compared with CHF 3,889 million. The gain from own credit on financial liabilities designated at fair value and increased revenues from the equities business were partly offset by lower revenues in fixed income, currencies and commodities (FICC) and investment banking.

Credit loss expense / recovery

Net credit loss expense was CHF 39 million, compared with a net credit recovery of CHF 112 million. This was primarily due to credit losses on student loan auction rate securities that were partially offset by recoveries on certain legacy leveraged finance positions.
è	Refer to the “Risk management” section of this report for more information on credit risk

Own credit

The own credit gain on financial liabilities designated at fair value was CHF 595 million. In the prior quarter, we recorded an own credit loss of CHF 247 million. The gain was primarily due to a widening of our credit spreads over the quarter.
è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Operating income by business segment

Investment banking

Total revenues decreased 21% in the second quarter to CHF 478 million compared with CHF 604 million in the previous quarter.
Advisory revenues were CHF 153 million, down 26% from the first quarter, which included fee income from the completion of two significant transactions.
Capital markets revenues were down 16% to CHF 400 million as market volatility reduced transaction volumes, leading to a 21% decrease in equity capital markets revenues and a 9% decrease in fixed income capital markets revenues.
Other fee income and risk management revenues were negative CHF 75 million compared with negative CHF 78 million.

Securities

Securities revenues of CHF 3,068 million were down 10% compared with CHF 3,420 million, as adverse market conditions impacted our FICC business.

Equities

Equities revenues increased 9% to CHF 1,365 million from CHF 1,255 million.
Cash revenues of CHF 482 million were in line with the first quarter with commission income consistent despite volatile markets.
Derivatives and equity-linked revenues were CHF 497 million compared with CHF 491 million. Derivatives revenues increased despite the volatile trading conditions and reduced liquidity, partly as a result of effective risk management. Equity-linked revenues fell as a result of the difficult environment and lack of primary activity.
Within the prime services business, comprising prime brokerage and exchange-traded derivatives, revenues increased to CHF 296 million from CHF 231 million. Increases in prime brokerage were due to a strong quarterly result in securities financing. Exchange-traded derivatives revenue increases were primarily due to the impact of higher commissions revenues in conjunction with an increase in volumes.
Other equities revenues, including proprietary trading, were CHF 89 million compared with CHF 49 million. Equities revenues included a gain of CHF 61 million related to the demutualization of the Chicago Board Options Exchange, of which CHF 47 million was recognized in other equities revenues.

Fixed income, currencies and commodities

FICC revenues were CHF 1,703 million compared with CHF 2,165 million, as global market conditions deteriorated, triggered by the eurozone crisis and increased economic concern.
In credit, revenues were CHF 464 million, down from a first quarter result of CHF 744 million. Overall de-risking and de-

Investment Bank

creased liquidity led to a decline in flow trading across the regions, especially in the US where liquidity and trading volumes suffered as the high yield market re-priced. Structured credit posted solid results with a number of client-driven restructuring transactions executed, though revenues were lower than the previous quarter.

In macro, revenues were CHF 664 million compared with CHF 922 million. The return of high market volatility drove revenues in the foreign exchange business, however, this was more than offset by lower interest rate trading and structured revenues due to decreased client activity and general de-risking in the market.
Emerging markets revenues declined to CHF 73 million from CHF 241 million. All regions were negatively affected, particularly Europe, where ongoing concerns about the impact of sovereign debt and the European Union response caused increased volatility and risk aversion.
Other FICC revenues were CHF 502 million compared with CHF 258 million. Second quarter revenues included CHF 0.3 billion of positive debit valuation adjustments on the derivatives portfolio resulting from the widening of our credit default swap spreads. Residual risk positions also contributed CHF 0.2 billion in positive revenues during the quarter, partially due to the sale of some auction rate securities.

Operating expenses

Total operating expenses were CHF 2,788 million compared with CHF 2,699 million.
Personnel expenses were CHF 2,000 million compared with CHF 1,993 million. Second quarter 2010 included a CHF 228 million charge for the UK BPT. This was partially offset by other re-

ductions in compensation expenses and a CHF 25 million release of restructuring provisions.

General and administrative expenses increased 15% to CHF 691 million across most cost categories.

Personnel: 2Q10 vs 1Q10

The Investment Bank employed 16,552 personnel on 30 June 2010, a 1% increase from 16,373 on 31 March 2010.

Results: 6M10 vs 6M09

The pre-tax profit was positive CHF 2,504 million compared with negative CHF 5,008 million. The change was mainly due to the losses on residual risk positions recorded in 2009. Total operating income was CHF 7,990 million compared with negative CHF 129 million. This was due to increased revenues in fixed income, currencies and commodities, a net credit loss recovery and own credit gain on financial liabilities designated at fair value in the first six months of 2010, compared with credit loss expense and an own credit loss in the first six months of 2009. Total operating expenses increased 12% to CHF 5,487 million from CHF 4,879 million mainly due to an increase in personnel expenses. First half 2010 operating expenses included increased variable compensation accruals in line with performance and additional cost allocations from the Corporate Center. The first half of 2009 included a net goodwill impairment charge of CHF 421 million related to the sale of UBS Pactual.
è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information on allocation of additional Corporate Center costs to business divisions from first quarter 2010 onwards

Risk and treasury
management

Management report

Risk management and control

Risk management and control

In light of volatile markets, we adopted a more cautious approach to risk-taking during the quarter, particularly in the Investment Bank, as our average trading risk decreased and we also achieved further significant reductions in our residual risk positions.

Specifically, the reductions in our residual risk positions included the following:
–	Our gross impaired lending portfolio decreased significantly, primarily due to the sale of a legacy restructured leveraged finance position by the Investment Bank without incurring any meaningful incremental costs to the firm.
–	As a result of redemptions by issuers and sales in the secondary market, we significantly reduced both our commitment to repurchase and inventory of student loan auction rate securities.

–	We commuted several trades with a monoline insurer resulting in a reduction in our net exposure to monoline insurers after credit valuation adjustments. Based on fair values, only 2% of our remaining portfolio of assets hedged with monoline insurers related to US residential mortgage-backed securities collateralized debt obligations.

Our risk management and control framework is described in the “Risk and treasury management” section of our Annual Report

Allowances and provisions for credit losses
CHF million	Wealth Management & Swiss Bank
	Wealth Management		Retail & Corporate		Total
As of	30.6.10	31.3.10	30.6.10	31.3.10	30.6.10	31.3.10

Due from banks	497	402	2,585	2,164	3,082	2,566

Loans[2]	66,126	63,874	135,471	135,225	201,597	199,099

of which: related to reclassified securities

Total lending portfolio, gross[3]	66,623	64,275	138,056	137,389	204,679	201,665

Allowances for credit losses	(161)	(163)	(775)	(824)	(936)	(986)

of which: related to reclassified securities

Total lending portfolio, net[4]	66,462	64,113	137,281	136,566	203,743	200,679

Impaired lending portfolio, gross[5]	257	256	1,309	1,452	1,566	1,708

of which: related to reclassified securities

Estimated liquidation proceeds of collateral for impaired loans	(116)	(119)	(382)	(385)	(498)	(504)

of which: related to reclassified securities

Impaired lending portfolio, net of collateral	141	137	927	1,067	1,068	1,204

Allocated allowances for impaired lending portfolio	158	157	731	780	888	938

Other allowances and provisions	3	5	44	43	47	48

Total allowances and provisions for credit losses in lending portfolio	161	163	775	824	936	986

Allowances and provisions for credit losses outside of lending portfolio	2	0	14	17	16	17

Ratios

Allowances and provisions as a % of total lending portfolio, gross	0.2	0.3	0.6	0.6	0.5	0.5

Impaired lending portfolio as a % of total lending portfolio, gross	0.4	0.4	0.9	1.1	0.8	0.8

Impaired lending portfolio excluding reclassified securities as a % of total lending portfolio, gross excluding reclassified securities

Allocated allowances as a % of impaired lending portfolio, gross	61.5	61.3	55.8	53.7	56.7	54.9

Allocated allowances as a % of impaired lending portfolio, net of collateral	112.1	114.6	78.9	73.1	83.1	77.9

1 Includes Global Asset Management, Treasury activities and other corporate items.   2 Includes acquired auction rate securities of CHF 8.6 billion (31.3.10: CHF 7.9 billion) repurchased from clients.   3 Excludes loans designated at fair value, but includes margin accounts for exchange-traded derivatives transactions, cash collateral delivered for OTC derivatives and cash current accounts from prime brokerage (cash leg) of total CHF 64,586 million (of which due from banks: CHF 32,338 million, of which loans: CHF 32,247 million) (31.3.10: CHF 66,859 million of which due from banks: CHF 27,642 million, of which loans: CHF 39,217 million). Also includes reclassified auction rate securities of total CHF 5.6 billion (31.3.10: CHF 7.3 billion).   4 Reconciles to the balance sheet carrying values of Due from banks and Loans, which are reported net of allowances for credit losses.   5 Excludes reclassified securities with adverse cash flow estimate revisions cumulatively below 5% of the carrying value at reclassification date, adjusted for redemptions.

Risk and treasury management

2009, including details on how we define, measure and manage credit, market and operational risks as well as risk concentrations.

Credit risk

The tables in this section provide an update on our credit risk exposures on 30 June 2010, including details of our allowances and provisions for credit losses and the composition and credit quality of our key lending portfolios in the Wealth Management & Swiss Bank and Investment Bank business divisions.

è	Refer to the “Group results” section of this report for more information on credit loss expense / recovery in second quarter 2010

Gross lending portfolio and impairments

The credit risk exposures reported in the table below represent the International Financial Reporting Standards (IFRS) balance sheet view of our gross lending portfolio. This comprises the balance sheet line items Due from banks and Loans. The table also shows the IFRS reported allowances for credit losses and impairments as well as UBS’s impaired lending portfolio. Our gross lending portfolio was CHF 348 billion on 30 June 2010, down slightly from CHF 354 billion on 31 March 2010.

Our gross impaired lending portfolio was CHF 4,901 million at the end of second quarter 2010 compared with CHF 5,876 million at the prior quarter-end. The ratio of the impaired lending portfolio to total gross lending portfolio improved to 1.4% on 30 June 2010 from 1.7% on 31 March 2010. Excluding reclassified securities, the ratio decreased to 1.1% at the end of second quarter 2010 from 1.4% at the end of first quarter 2010.
The total gross lending portfolio in the Investment Bank was CHF 118 billion at 30 June 2010, down from CHF 128 billion on 31 March 2010. The Investment Bank held in its lending portfolio CHF 6.0 billion at net carrying value of assets on which protection was purchased from monoline insurers (CHF 6.3 billion at 31 March 2010) and CHF 1.3 billion at net carrying value of US

Wealth Management Americas		Investment Bank		Others[1]		UBS

30.6.10	31.3.10	30.6.10	31.3.10	30.6.10	31.3.10	30.6.10	31.3.10

1,386	1,145	43,084	41,606	300	327	47,851	45,645

23,914	22,641	74,577	86,004	190	142	300,279	307,886

		14,882	17,804			14,882	17,804

25,300	23,786	117,661	127,610	490	469	348,130	353,530

(4)	(4)	(400)	(999)	0	0	(1,340)	(1,990)

		(211)	(183)			(211)	(183)

25,295	23,782	117,261	126,611	490	469	346,790	351,541

1	4	3,334	4,164	0	0	4,901	5,876

		1,293	1,332			1,293	1,332

0	0	(1,381)	(1,391)	0	0	(1,879)	(1,895)

		(1,121)	(1,181)			(1,121)	(1,181)

1	4	1,953	2,773	0	0	3,022	3,981

4	4	400	999	0	0	1,293	1,941

0	0	0	0	0	0	47	48

4	4	400	999	0	0	1,340	1,990

0	0	118	115	5	5	138	138

0.0	0.0	0.3	0.8	0.0	0.0	0.4	0.6

0.0	0.0	2.8	3.3	0.0	0.0	1.4	1.7

		2.0	2.6			1.1	1.4

400.0	100.0	12.0	24.0	0.0	0.0	26.4	33.0

400.0	100.0	20.5	36.0	0.0	0.0	42.8	48.8

Risk management and control

commercial real estate positions (CHF 2.1 billion at 31 March 2010). These assets were reclassified to Loans and receivables from Held for trading in fourth quarter 2008. The reduction in our exposures to these assets in second quarter 2010 resulted from sales in the period.

è	Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report for more information on reclassified securities

è	Refer to the “Risk concentration” section of this report for more information on our exposures to monoline insurers

The Investment Bank’s gross impaired lending portfolio decreased by approximately 20% to CHF 3,334 million on 30 June 2010 compared with CHF 4,164 million on 31 March 2010, due primarily to the sale of a legacy restructured leveraged finance position.

In Wealth Management & Swiss Bank, the gross lending portfolio was CHF 205 billion on 30 June 2010, compared with CHF 202 billion on 31 March 2010. The gross impaired lending portfolio decreased to CHF 1,566 million on 30 June 2010 compared with CHF 1,708 million on 31 March 2010.

Wealth Management & Swiss Bank – lending portfolio

The table on the next page shows the composition of the lending portfolio for Wealth Management & Swiss Bank as shown in the “Allowances and provisions for credit losses” table, including both Due from banks and Loans.
Overall, the composition of Wealth Management & Swiss Bank’s lending portfolio remained stable over the quarter. On 30 June 2010, over 90% of the portfolio was secured by collateral. Almost half of the unsecured loan portfolio was rated investment grade and approximately 60% related to cash flow-based lending to corporate counterparties. In addition, over 20% of our unsecured loans related to lending to central or local governments.

Investment Bank – banking products

The tables on the next page show the composition and credit quality of the Investment Bank’s banking products portfolio based on our internal management view of credit risk.

The first table provides a bridge from the total banking products portfolio (loans, contingent claims and undrawn irrevocable credit facilities) according to IFRS to the internal management view of banking products exposure to corporates and other non-banks, gross and net of credit hedges. The second table provides a breakdown of the rating and loss given default profile of this portfolio, with additional detail provided on the sub-investment grade component.

The net banking products exposure after credit hedges decreased slightly to CHF 43.1 billion at the end of second quarter 2010 from CHF 43.8 billion at the end of first quarter 2010. Approximately 65% of the net banking products exposures after the application of credit hedges are classified as investment grade. The vast majority of sub-investment grade exposures have a loss given default of 0–50%.
Loss given default is determined based on our estimation of the likely recovery rate of any defaulted claims. Recovery rates are dependent upon the characteristics of the counterparty in addition to any credit mitigation such as collateral held.
Included in the Investment Bank’s total net banking products exposure to corporates and other non-banks is our loan to the RMBS Opportunities Master Fund, LP, a special purpose entity managed by BlackRock Financial Management, Inc. As of 30 June 2010, the loan had an outstanding balance of USD 6.3 billion (USD 6.7 billion on 31 March 2010) taking into account amounts held in escrow. The aggregate notional balance of the RMBS fund’s assets collateralizing the loan on 30 June 2010 was USD 14.5 billion. By notional balance, this portfolio was comprised primarily of Alt-A (53%) and sub-prime (32%) credit grades. In terms of priority, the portfolio was dominated by senior positions (94%).
We closely monitor the RMBS fund and its performance, particularly to determine if deterioration of the underlying RMBS mortgage pools indicates that the equity investors in the fund no longer receive the majority of the risks and rewards and also to assess whether the loan to the RMBS fund has been impaired. Developments through second quarter 2010 have not altered our conclusion that the loan is not impaired and that consolidation is not required.
è	Refer to the “Risk and treasury management” section of our Annual Report 2009 for more information on our loan to the RMBS Opportunities Master Fund, LP

Risk and treasury management

Wealth Management & Swiss Bank: composition of lending portfolio, gross
CHF million	30.6.10		31.3.10
Secured by residential property	122,735	60.0%	122,504	60.7%

Secured by commercial / industrial property	20,899	10.2%	20,690	10.3%

Secured by securities	42,744	20.9%	40,603	20.1%

Lending to banks	3,082	1.5%	2,566	1.3%

Unsecured loans	15,218	7.4%	15,302	7.6%

Total lending portfolio, gross	204,679	100.0%	201,665	100.0%

Total lending portfolio, net of allowances and credit hedges	203,561		200,574

Investment Bank: net banking products exposure to corporates and other non-banks
CHF million	30.6.10	31.3.10

Loans	74,577	86,004

Contingent claims and undrawn irrevocable credit facilities	59,612	57,639

Total (IFRS view)	134,189	143,643

less: internal risk adjustments margin accounts, cash collateral posted, other[1]	(30,710)	(35,557)

less: internal risk adjustments reclassified securities[2]	(14,882)	(17,804)

less: internal risk adjustments acquired auction rate securities	(8,668)	(7,943)

less: internal risk adjustments traded loan commitments and funded risk participations	(952)	(1,841)

Gross banking products exposure	78,978	80,498

less: specific allowances for credit losses and loan loss provisions[3]	(211)	(845)

Net banking products exposure	78,767	79,653

less: credit protection bought (credit default swaps)	(35,653)	(35,847)

Net banking products exposure to corporates and other non-banks, after application of credit hedges	43,114	43,806

1 Includes margin accounts for exchange-traded derivatives transactions, cash collateral posted by UBS against negative replacement values for OTC derivatives, cash/current accounts from prime brokerage (cash legs) and valuation differences caused by a different exposure treatment in Risk Control than in IFRS.   2 Includes reclassified auction rate securities in the amount of CHF 5.8 billion (31.3.10: CHF 7.5 billion).   3 Does not include allowances for reclassified securities, and includes provisions for contingent claims and undrawn irrevocable credit facilities.

Investment Bank: distribution of net banking products exposure to corporate and other non-banks, across UBS internal rating and loss given default buckets
CHF million			30.6.10						31.3.10
	Moody's			Loss given default (LGD) buckets
	Investors	Standard &						Weighted		Weighted
	Services	Poor's						average		average LGD
UBS internal rating	equivalent	equivalent	Exposure	0–25%	26–50%	51–75%	76–100%	LGD (%)	Exposure	(%)

Investment grade	Aaa–Baa3	AAA–BBB–	28,185	9,316	12,126	3,251	3,492	40	27,848	39

Sub-investment grade			14,929	7,269	5,238	1,789	632	33	15,958	33

of which: 6	Ba1	BB+	1,534	16	1,132	269	116	50	1,554	49

of which: 7	Ba2	BB	2,238	1,214	470	326	228	34	2,147	32

of which: 8	Ba2	BB	1,161	362	583	196	20	40	1,232	37

of which: 9	Ba3	BB–	2,272	1,046	854	290	81	35	1,988	36

of which: 10	B1	B+	1,901	1,142	648	67	44	25	2,015	33

of which: 11	B2	B	2,856	1,698	925	225	7	26	3,278	31

of which: 12	B3	B–	2,030	1,263	438	288	41	26	1,678	18

of which: 13	Caa to C	CCC to C	336	211	45	56	25	29	427	27

of which: defaulted		D	601	317	142	72	69	40	1,638	41

Net banking products exposure to corporates and other non-banks, after application of credit hedges			43,114	16,586	17,364	5,040	4,124	38	43,806	37

Risk management and control

Market risk

Most of our market risk comes from the Investment Bank’s trading activities. Group Treasury assumes foreign exchange and interest rate risk in connection with its balance sheet, profit and loss and capital management responsibilities. Our wealth and asset management operations also take limited market risk in support of client business.

Value at Risk
Value at Risk (VaR) is a statistical measure of market risk, representing the market risk losses that could potentially be realized over a set time horizon at an established level of confidence. This assumes no change in the firm’s trading positions over the relevant time period.

Actual realized market risk losses may differ from those implied by our VaR for a variety of reasons. For example, the historical period used in creating our VaR measure may include fluctuations in market rates and prices that differ from those in the future; our VaR measure is calibrated to a specified level of confidence and may not indicate potential losses beyond this confidence level; and the impact on revenue of a market move may differ from that assumed by our VaR model. All VaR measures are subject to limitations and must be interpreted accordingly.
As a complement to VaR, we run macro stress scenarios bringing together various combinations of macro-economic and market moves to reflect the most common types of potential stress events, and more targeted stress tests for concentrated exposures and vulnerable portfolios.

The tables on the next page show our 1-day 95% management VaR for UBS Group and the Investment Bank. The Investment Bank’s average management VaR in second quarter 2010 decreased to CHF 48 million compared with CHF 52 million in first quarter 2010, as we adopted a more cautious approach to risk-taking in the period in light of volatile markets. Period-end VaR was higher at CHF 46 million on 30 June 2010 compared with CHF 43 million on 31 March 2010. Credit spread risk continued to be the dominant component of our VaR.
VaR for UBS Group as a whole followed a similar pattern to Investment Bank VaR.

Backtesting
Backtesting compares 1-day 99% regulatory VaR calculated on positions at the close of each business day, with the revenues arising on those positions on the following business day. Backtesting revenues exclude non-trading revenues, such as fees and commissions, and estimated revenues from intraday trading. A backtesting exception occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s VaR.

We experienced one backtesting exception in the second quarter in May 2010, due to extreme market moves which followed the announcement of the European Central Bank’s financial aid package for certain European countries. We did not have any backtesting exceptions in first quarter 2010 and this was our first backtesting exception since second quarter 2009.

Risk and treasury management

UBS: Value-at-Risk (1-day, 95% confidence, 5 years of historical data)
	For the quarter ended 30.6.10				For the quarter ended 31.3.10
CHF million	Min.	Max.	Average	30.6.10	Min.	Max.	Average	31.3.10

Business divisions

Investment Bank	43	54	48	46	42	61	52	43

Wealth Management & Swiss Bank	0	0	0	0	0	0	0	0

Wealth Management Americas	2	3	2	2	2	3	3	2

Global Asset Management	0	0	0	0	0	0	0	0

Treasury activities and other corporate items	4	20	7	8	2	7	5	5

Diversification effect	[1]	[1]	(9)	(10)	[1]	[1]	(8)	(7)

Total management VaR[2,3]	43	54	48	46	42	63	52	43

Diversification effect (%)			(16)	(17)			(13)	(14)

[1] As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.   [2] Includes all positions subject to internal management VaR limits.   [3] Sensitivity information for certain significant instrument categories that are excluded from Management VaR is disclosed in “Note 11b Fair value of financial instruments”.

Investment Bank: Value-at-Risk (1-day, 95% confidence, 5 years of historical data)
	For the quarter ended 30.6.10				For the quarter ended 31.3.10
CHF million	Min.	Max.	Average	30.6.10	Min.	Max.	Average	31.3.10

Risk type

Equities	13	29	20	19	11	23	17	13

Interest rates	16	27	20	25	13	24	19	19

Credit spreads	42	57	49	46	43	58	51	47

Foreign exchange	4	14	7	6	2	15	6	9

Energy, metals & commodities	2	3	2	2	2	3	2	2

Diversification effect	[1]	[1]	(50)	(52)	[1]	[1]	(43)	(47)

Total management VaR[2,3]	43	54	48	46	42	61	52	43

Diversification effect (%)			(51)	(53)			(45)	(52)

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.   2 Includes all positions subject to internal management VaR limits.   3 Sensitivity information for certain significant instrument categories that are excluded from Management VaR is disclosed in “Note 11b Fair value of financial instruments”.

Risk management and control

Risk concentrations

Based on our assessment of our portfolios and asset classes with potential for material loss in a stress scenario we consider most relevant to the current environment, we believe that our exposures to monoline insurers and student loan auction rate securities as shown below can be considered as risk concentrations.

It is possible that material losses could occur on asset classes, positions and hedges other than those disclosed in this section of the report, particularly if the correlations that emerge in a stressed environment differ markedly from those we anticipated. We are exposed to price risk, basis risk, credit spread risk and default risk, and other idiosyncratic and correlation risks on both equities and fixed income inventories. We also have price risk on our option to acquire the SNB StabFund’s equity.
è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information

In addition, we have lending, counterparty and country risk exposures that could sustain significant losses if economic conditions were to worsen.

è	Refer to the discussion of market risk and credit risk above and the “Risk and treasury management” section of our Annual Report 2009 for more information on the risks to which we are exposed

Exposure to monoline insurers
The vast majority of our direct exposures to monoline insurers arise from over-the-counter derivative contracts, mainly credit default swaps (CDSs) purchased to hedge specific positions. The table below shows the CDS protection bought from monoline insurers to hedge specific positions.

Exposure under CDS contracts to monoline insurers is calculated as the sum of the fair values of individual CDSs after credit valuation adjustments (CVA). Changes in CVA are driven by changes in CDS fair value (which is in turn driven by changes in the fair value of the instruments against which protection has been bought) and also by movements in monoline credit spreads.
è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information on CVA valuation and sensitivities

In second quarter 2010, we further reduced our risk exposures by commuting certain trades with a monoline insurer. The exposures reported in the table below fully incorporate the impact of these trade commutations, which related to US residential mortgage-backed securities (RMBS) CDOs that had been substantially written down on a fair value basis. On 30 June 2010, based on fair values, approximately 73% of the remaining assets included in the table below were collateralized loan obligations (CLOs), 25% were collateralized mortgage-backed securities and other asset backed security collateralized debt obligations (CDOs), and only 2% related to US RMBS CDOs. The vast majority of the CLO positions were rated AA and above.

On 30 June 2010, the total fair value of CDS protection purchased from monoline insurers was USD 1.7 billion after cumulative CVAs of USD 1.6 billion. The change in the CVA reported in the table below does not equal the profit or loss associated with this portfolio in second quarter 2010 as a result of the trade com-

Exposure to monoline insurers, by rating[1]
USD million	30.6.10
				Fair value of CDSs		Fair value of CDSs
				prior to credit	Credit valuation	after credit
		Fair value of		valuation	adjustment as of	valuation
	Notional amount[3]	underlying assets		adjustment[4]	30.6.10	adjustment
	Column 1	Column 2		Column 3 (=1–2)	Column 4	Column 5 (=3–4)

Credit protection on US sub-prime residential mortgage-backed securities (RMBS) CDOs high grade, from monolines rated sub-investment grade (BB and below)[2]	762	169		592	431	161

Credit protection on other assets[2]	11,204	8,519	[5]	2,685	1,152	1,532

of which: from monolines rated investment grade (BBB and above)	2,325	1,929		396	90	306

of which: from monolines rated sub-investment grade (BB and below)	8,879	6,590		2,289	1,062	1,226

Total 30.6.10	11,966	8,688		3,277	1,583	1,693

Total 31.3.10	13,930	9,224		4,706	2,476	2,230

1 Excludes the benefit of credit protection purchased from unrelated third parties.   2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies.   3 Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection.   4 CDSs: credit default swaps.   5 Includes USD 5.5 billion (CHF 5.9 billion) at fair value / USD 5.6 billion (CHF 6.0 billion) at carrying value of assets that were reclassified to Loans and receivables from Held for trading in fourth quarter 2008. Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report for more information.

Risk and treasury management

mutations in the period and also because a significant portion of the underlying assets are classified as loans and receivables for accounting purposes.

In addition to credit protection bought on the positions detailed in the table above, UBS held direct derivative exposure to monoline insurers of USD 270 million after CVAs of USD 210 million at 30 June 2010.

Exposure to student loan auction rate securities
We significantly reduced our exposure to student loan auction rate securities (ARS) in second quarter 2010 as a result of redemptions by issuers and sales by UBS in the secondary market.

The “Client holdings: student loan auction rate securities” table shows the maximum repurchase amount at par value of student loan ARS required by various regulatory settlements entered into by UBS, which will occur no later than 2 July 2012.
The par value of our maximum required purchase of student loan ARS was reduced to USD 3.2 billion on 30 June 2010 compared with USD 6.9 billion on 31 March 2010. Approximately 92% of these student loan ARS were backed by Federal Family Education Loan Program (FFELP) guaranteed collateral, which is reinsured by the US Department of Education for not less than 97% of principal and interest. The vast majority of our purchase commitments relate to holdings of institutional clients and the buyback window for these clients opened on 30 June 2010. Approximately 90% of the remaining client holdings were sold back to us in July 2010 and will be reflected in third quarter reported exposures.

Our commitment to acquire ARS from clients is treated as a derivative instrument and accounted for at fair value through profit and loss. Our determination of the fair value takes into account the difference between the par and market values of the student loan ARS and is based on the assumption that clients will exercise their right to exchange eligible securities at par on the first eligible day of the buy-back period.

è	Refer to the “Risk and treasury management” section of our Annual Report 2009 for more information on our commitment to repurchase client ARS

Our inventory of student loan ARS decreased to USD 8.1 billion at 30 June 2010 from USD 9.3 billion on 31 March 2010 as the abovementioned redemptions, re-sales and amortizations more than offset the student loan ARS repurchased from clients in the period. As discussed above, the remaining client holdings that were sold back to us in July 2010 will be reflected in third quarter reported exposures.

The majority (approximately 76%) of the collateral underlying UBS’s inventory of student loan ARS was backed by FFELP collateral. All of our student loan ARS positions are held as Loans and receivables and are subject to an impairment test that includes a detailed review of the quality of the underlying collateral. Impairment charges incurred on our inventory of student loan ARS in second quarter 2010 were not significant in the context of the size of our portfolio.
è	Refer to the “Group results” section of this report for more information on credit loss expense / recovery in second quarter 2010

Client holdings: student loan auction rate securities
Buy-back period
	Par value of maximum				Par value of maximum
	required purchase	Remaining unpurchased	Holdings of		required purchase
	as of 30.6.10	holdings of private clients	Institutional clients		as of 31.3.10
USD million		period ends 4.1.11	30.6.10–2.7.12

US student loan auction rate securities	3,239	27	3,212		6,907

Student loan auction rate securities inventory
			Carrying value		Carrying value
USD million			as of 30.6.10		as of 31.3.10

US student loan auction rate securities			8,117	[1]	9,275

1 Includes USD 4.9 billion (CHF 5.2 billion) at carrying value of student loans auction rate securities that were reclassified to “Loans and receivables” from “Held for trading” in fourth quarter 2008. Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report for more information.

Balance sheet

Balance sheet

As of second quarter-end, our balance sheet stood at CHF 1,458 billion, up by CHF 102 billion from first quarter 2010. The second quarter increase in balance sheet assets was due primarily to increased positive replacement values. Our funded assets, which exclude positive replacement values, increased by CHF 16 billion on larger holdings of liquid assets (cash and balances held with central banks).

Assets

Product category view
Replacement values (RVs) increased by similar amounts on both sides of the balance sheet as market movements drove up positive replacement values by 20%, or CHF 85 billion. Lending growth resulted from a CHF 22 billion increase in liquid assets held as cash and deposits at central banks. Collateral trading assets rose by CHF 11 billion to CHF 199 billion, partly due to a shift in the composition of our investment portfolio from debt instruments available-for-sale and partly to cover increased trading liability positions. These increases were somewhat offset by a decline in trading assets on net redemptions and lower market valuations of equity instruments held for equity-linked notes issued. Additionally, the abovementioned shift from debt instruments reduced financial investments available-for-sale.

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions may be different.
è Refer to the table “FINMA leverage ratio” in the “Capital management” section of this report for our average month-end balance sheet size for the quarter

Divisional view
Much of our total assets growth originated in the Investment Bank as the abovementioned change in positive replacement values contributed significantly to the division’s CHF 88 billion balance sheet increase (to CHF 1,078 billion). Retail & Corporate’s balance sheet increased by CHF 24 billion to CHF 188 billion predominantly due to the growth of cash placed with central banks. The balance sheet assets of Wealth Management (CHF 99 billion), Wealth Management Americas (CHF 54 billion), Treasury activities and other corporate items (CHF 23 billion) and Global Asset Management (CHF 17 billion) all remained relatively stable.

Second quarter 2010 asset development

Balance sheet development – assets

Risk and treasury management

Liabilities

The increase in funded assets was mainly financed by additional unsecured funding, which increased by CHF 13 billion. Our trading liability positions increased by CHF 3 billion, contributing to the growth of the collateral trading book as higher coverings were required. In unsecured borrowing, our interbank funding rose mainly due to variation margins for derivative instruments. We also increased our money market paper issuances and our customer deposits were up mainly in the prime brokerage business. The financial liabilities designated at fair value declines were due to net redemptions and lower market valuations of equity-linked notes. Finally, our secured funding remained relatively stable at CHF 76 billion.

è	Refer to the “Liquidity and funding” section of this report for more information

Equity

Equity attributable to UBS shareholders increased by CHF 3.2 billion due to the quarterly profit of CHF 2.0 billion as well as from gains recognized in equity (including currency translation effects) of CHF 0.7 billion, and from the positive impact of equity compensation plans on share premium of CHF 0.5 billion.

è	Refer to the “Statement of changes in equity” table in the “Financial information” section of this report for more information

Second quarter 2010 liability development

Balance sheet development – liabilities

Liquidity and funding

Liquidity and funding

We have continued to safeguard our liquidity position and maintained the diversity of our funding sources. Market conditions for financial institutions’ debt issuance deteriorated noticeably during second quarter 2010, as increasing concerns regarding sovereign debt in several European countries led to heightened risk aversion and fears of contagion. This was reflected in the widening of financial institutions’ senior bond spreads and credit default swap premiums.

New Swiss regulatory liquidity regime

On 21 April 2010, FINMA and the SNB announced that they had developed a revised liquidity regime for big banks in collaboration with Credit Suisse and UBS. The new liquidity principles, which came into force on 30 June 2010, are designed to ensure stability within the Swiss financial industry. The new regime is broadly consistent with international proposals for liquidity regulations, particularly the principles written by the Basel Committee for Banking Supervision. The core element of the new liquidity regime is a stringent stress scenario that combines a general financial market crisis with creditors’ loss of trust in the bank. The new liquidity regulations will require the banks to hold a balance of highly liquid assets sufficient to offset the projected outflows under the stress scenario for a period of 30 days. Our established internal liquidity stress tests consider a severe stress scenario similar in nature to that used by the new FINMA liquidity regime. We believe this will enable us to sustain our business for a period substantially beyond the minimum regulatory horizon.

Liquidity

We continuously track our liquidity position and asset / liability profile. This involves modeling cash flow maturity profiles under both contractual and behavioral expectations and projecting our liquidity exposures under various stress scenarios. The results are then factored into our overall contingency plans. The underlying assumptions in the analysis reflect the characteristics of the recent market crisis, including strong risk aversion, dislocation of the money markets and a substantial reduction of market liquidity for all but a select few asset classes. The severity of the assumptions underlying our current stress scenario analysis exceeds the worst conditions experienced during the recent financial crisis.

We seek to preserve at all times a prudent liquidity and funding profile, a balanced asset / liability profile and robust contingency planning processes. We continue to maintain a substantial multi-currency portfolio of unencumbered high-quality short-term assets.

Funding

Our portfolio of liabilities is broadly diversified by market, product and currency. The diversification of our portfolio remained relatively stable during the quarter (refer to the “UBS: funding by product and currency” table). We raise funds via numerous short-, medium- and long-term funding programs, which allow institutional and private clients in Europe, the US and Asia to customize their investments in UBS. These broad product offerings, and the global scope of our business activities, are the primary reasons for our funding stability to date.

Our wealth management businesses continue to represent a significant, cost-efficient and reliable source of funding. These businesses contributed CHF 316 billion, or 76% of the CHF 414 billion total customer deposits shown in the “UBS asset funding” graph. Customer cash deposits from the Wealth Management businesses remained stable on a currency-adjusted basis.
As of 30 June 2010, our coverage ratio of customer deposits to our outstanding loan balance increased to 138% compared with 134% on 31 March 2010. In terms of secured funding – i.e. repurchase agreements and securities lent against cash collateral received, in second quarter 2010 we borrowed CHF 122 billion less cash on a collateralized basis than we lent. In second quarter 2010, we sold CHF 0.45 billion of senior unsecured public notes with an average maturity of four years, while senior unsecured public bonds totaling CHF 1.5 billion equivalent matured during the quarter. On 8 July, we sold CHF 2.3 billion equivalent of five-year EUR-denominated senior unsecured bonds. Including these transactions, which settle in July, we have raised a total of approximately CHF 10.5 billion year-to-date through public bond issuances. We also continued to raise funds through medium-term notes and private placements. At the end of the second quarter, the total amount of our outstanding long-term debt, including financial liabilities at fair value, stood at the equivalent of CHF 184 billion, compared with CHF 196 billion at prior quarter-end. Our outstanding money market paper issuance was CHF 59 billion at the end of the second quarter, compared with CHF 49 billion at the prior quarter-end. The decrease in our outstanding long-term debt was consistent with the decrease in our net trading assets, loans and other assets (including net replacement values). Similarly, the increases in money market and interbank borrowings were aligned with increases in cash, balances with central banks and due from banks, and cash collateral on securities borrowed and reverse repurchase agreements.

Risk and treasury management

UBS asset funding

UBS: funding by product and currency
	All currencies		CHF		EUR		USD		Others
In %[1]	30.6.10	31.3.10	30.6.10	31.3.10	30.6.10	31.3.10	30.6.10	31.3.10	30.6.10	31.3.10

Securities lending	1.3	1.2	0.0	0.0	0.2	0.3	0.9	0.7	0.3	0.3

Repurchase agreements	8.1	8.4	0.9	1.0	1.1	1.9	4.9	4.6	1.2	0.9

Interbank	10.1	8.7	1.3	1.2	3.5	2.9	2.9	2.4	2.4	2.2

Money market paper	7.2	6.0	0.2	0.2	0.6	0.6	5.8	4.6	0.6	0.7

Retail savings / deposits	12.8	12.7	8.5	8.4	0.8	0.8	3.5	3.5	0.0	0.0

Demand deposits	23.6	23.8	5.2	5.0	4.4	4.9	10.7	10.4	3.3	3.5

Fiduciary	4.4	4.9	0.2	0.3	1.2	1.4	2.4	2.6	0.6	0.6

Time deposits	9.9	9.9	0.5	0.7	1.5	1.4	5.0	4.9	3.0	3.0

Long-term debt[2]	22.6	24.4	3.0	3.1	8.6	9.6	7.6	8.1	3.3	3.6

Total	100.0	100.0	19.9	19.7	21.8	23.9	43.7	41.8	14.6	14.7

1 As a percent of total funding sources of CHF 815 billion on the balance sheet comprising repurchase agreements, securities lending against cash collateral received, due to banks, money market paper issued, due to customers and long-term debt (including financial liabilities at fair value).   2 Including financial liabilities designated at fair value.

Capital management

Capital management

The combination of a decrease in risk-weighted assets and an increase in the regulatory capital base led to a further improvement of our BIS tier 1 capital ratio to 16.4% from 16.0% in first quarter 2010.

Capital ratios and RWA

Capital ratios

On 30 June 2010, our BIS tier 1 capital ratio stood at 16.4% and our BIS total capital ratio was 20.4%, up from 16.0% and 20.0%, respectively, on 31 March 2010. The BIS tier 1 capital increased by CHF 0.3 billion to CHF 33.7 billion, while risk-weighted assets (RWA) decreased by CHF 4.3 billion to CHF 204.8 billion.

Risk-weighted assets

To facilitate comparability, we determine published RWA according to the Basel II Capital Accord (BIS guidelines). However, the RWA calculated by UBS for supervisory purposes are based on regulations of the Swiss Financial Market Supervisory Authority (FINMA), which result in higher RWA than under the BIS guidelines.

The second quarter BIS RWA decrease of CHF 4.3 billion was due to CHF 4.5 billion lower market risk RWA due to declines in average regulatory VaR exposures and an increased diversification effect, as well as from the decrease of CHF 0.1 billion in non-counterparty related RWA. Credit risk RWA offset this reduction by CHF 0.4 billion, while operational risk RWA remained flat.

Eligible capital

In order to determine eligible BIS tier 1 capital, specific adjustments must be made to equity attributable to UBS shareholders as defined by International Financial Reporting Standards (IFRS) and as shown on our balance sheet. The most notable adjustments are the deductions for goodwill, intangible assets, investments in unconsolidated entities engaged in banking and financial activities, and own credit effects on liabilities designated at fair value. There is no difference in eligible capital between the BIS guidelines and FINMA regulations.

BIS tier 1 capital
Of the CHF 0.3 billion increase in BIS tier 1 capital, CHF 2.0 billion is attributable to second quarter 2010 net profit recognized under IFRS and CHF 0.1 billion related to currency effects and others. These positive effects were offset by a CHF 0.6 billion adjustment for capital purposes of own credit and higher tier 1 deductions of CHF 0.2 billion. Furthermore, a CHF 1.0 billion reserve was established for the USD 1.5 billion hybrid tier 1 instrument callable in October 2010 (subject to FINMA approval).

BIS tier 2 capital
Our BIS tier 2 capital declined by CHF 0.2 billion to CHF 8.2 billion. The increase in upper tier 2 related to an increased excess in general provisions over expected loss and to increased unrealized gains on financial investments available-for-sale. This was more than offset by the change in lower tier 2 due to lower eligibility of subordinated bonds and to currency movements, as well as from higher tier 2 deductions.

FINMA leverage ratio

FINMA requires a minimum leverage ratio of 3% at the Group level, with the expectation that the ratio will exceed this level during normal times. The FINMA leverage ratio is being progressively implemented until it is fully applicable on 1 January 2013. Our ratio remained stable for the second quarter at 4.12%, with a proportional increase of about 1% in both the BIS tier 1 capital and the total adjusted assets.

The table on the next page shows the calculation of our Group FINMA leverage ratio.

Risk and treasury management

Capital adequacy
CHF million, except where indicated	30.6.10	31.3.10	31.12.09

BIS tier 1 capital	33,685	33,404	31,798

of which: hybrid tier 1 capital	6,964	7,162	7,224

BIS total capital	41,867	41,820	40,941

BIS tier 1 capital ratio (%)	16.4	16.0	15.4

BIS total capital ratio (%)	20.4	20.0	19.8

BIS risk-weighted assets	204,848	209,138	206,525

of which: credit risk[1]	137,729	137,368	140,494

of which: non-counterparty related risk	6,706	6,821	7,026

of which: market risk	11,367	15,904	12,861

of which: operational risk	49,046	49,046	46,144

1 Includes securitization exposures and equity exposures not part of the trading book and capital requirements for settlement risk (failed trades).

Capital components
CHF million	30.6.10	31.3.10	31.12.09

BIS tier 1 capital prior to deductions	50,374	48,339	47,367

of which: paid-in share capital	383	383	356

of which: share premium, retained earnings, currency translation differences and other elements	43,026	40,794	39,788

of which: non-innovative capital instruments	1,635	1,734	1,785

of which: innovative capital instruments	5,329	5,429	5,438

Less: treasury shares / deduction for own shares / accrual for callback hybrid tier 1 instruments[1]	(2,519)	(1,053)	(2,424)

Less: goodwill & intangible assets	(11,202)	(11,111)	(11,008)

Less: other deduction items[2]	(2,968)	(2,771)	(2,138)

BIS tier 1 capital	33,685	33,404	31,798

Upper tier 2 capital	461	104	50

Lower tier 2 capital	10,688	11,082	11,231

Less: other deduction items[2]	(2,968)	(2,771)	(2,138)

BIS total capital	41,867	41,820	40,941

1 Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for unvested or upcoming share awards; iii) accruals built for upcoming share awards; and iv) accrual for hybrid tier 1 instruments callable in October 2010, subject to approval from FINMA.   2 Positions to be deducted as 50% from tier 1 and 50% from total capital mainly consist of: i) net long position of non-consolidated participations in the finance sector; ii) expected loss on Advanced internal ratings based portfolio less general provisions (if difference is positive); iii) expected loss for equities (simple risk weight method); and iv) first loss positions from securitization exposures.

FINMA leverage ratio
CHF billion, except where indicated	Average 2Q10	Average 1Q10	Average 4Q09

Total assets (IFRS) prior to deductions[1]	1,486.2	1,410.8	1,426.2

Less: netting of replacement values[2]	(448.9)	(396.6)	(420.9)

Less: loans to Swiss clients (excluding banks)[3]	(161.9)	(161.3)	(161.4)

Less: cash and balances with central banks	(44.1)	(29.1)	(22.1)

Less: other[4]	(13.6)	(12.9)	(12.4)

Total adjusted assets	817.7	810.8	809.4

BIS tier 1 capital (at quarter-end)	33.7	33.4	31.8

FINMA leverage ratio (%)	4.12	4.12	3.93

1 Total assets are calculated as the average of the month-end values for the three months in the calculation period.   2 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking law, based on the IFRS scope of consolidation.   3 Includes mortgage loans to international clients for properties located in Switzerland.   4 Refer to the “Capital components” table for more information on deductions of assets from BIS tier 1 capital.

Capital management

Average attributed equity
CHF billion	2Q10	1Q10	4Q09

Wealth Management & Swiss Bank	9.0	9.0	9.0

Wealth Management	4.4	4.4	4.4

Retail & Corporate	4.6	4.6	4.6

Wealth Management Americas	8.0	8.0	8.0

Global Asset Management	2.5	2.5	2.5

Investment Bank	24.0	24.0	24.0

Treasury activities and other corporate items	2.0	2.0	1.0

Average equity attributed to the business divisions	45.5	45.5	44.5

Surplus / (Deficit)	(1.1)	(3.6)	(4.2)

Average equity attributable to UBS shareholders	44.4	41.9	40.3

Equity attribution

Our equity attribution framework aims to reflect our objectives of maintaining a strong capital base as well as guiding each business towards activities that appropriately balance profit potential, risk and capital usage. The design of the framework enables us to calculate and assess return on attributed equity (RoaE) in each of our businesses and integrates Group-wide capital management activities with those at a business division level.

è	Refer to the “Capital management” section of our Annual Report 2009 for more information

There has been no change from first quarter 2010 average attributed equity. As shown in the “Average attributed equity” table, a total of CHF 45.5 billion of average equity was attributed to UBS’s business divisions as well as Treasury activities and other corporate items in second quarter 2010. Equity attributable to UBS shareholders averaged CHF 44.4 billion during this period, which resulted in a deficit of CHF 1.1 billion.

UBS shares

Total UBS shares issued increased in second quarter 2010 by 9,399 shares due to exercises of employee options.

UBS holds its own shares primarily to hedge employee share and option participation plans. A smaller number is held by the Investment Bank in its capacity as a market-maker in UBS shares and related derivatives. Treasury shares increased by 1,477,671 shares in second quarter 2010 due to a higher position held by the Investment Bank.

UBS shares
			change from
	30.6.10	31.3.10	31.3.10

Ordinary shares issued	3,830,805,268	3,830,795,869	9,399

Issue of shares for employee options			9,399

Treasury shares	38,372,475	36,894,804	1,477,671

Shares outstanding	3,792,432,793	3,793,901,065	(1,468,272)

Financial
information

Unaudited

Table of contents

	Financial statements (unaudited)

47	Income statement
48	Statement of comprehensive income
49	Balance sheet
50	Statement of changes in equity
52	Statement of cash flows

	Notes to the financial statements

53	1	Basis of accounting
54	2	Segment reporting
56	3	Net interest and trading income
58	4	Net fee and commission income
58	5	Other income
59	6	Personnel expenses
59	7	General and administrative expenses
60	8	Earnings per share (EPS) and shares outstanding
61	9	Income taxes
61	10	Trading portfolio
62	11	Fair value of financial instruments
66	12	Reclassification of financial assets
67	13	Derivative instruments
68	14	Provisions
68	15	Litigation
71	16	Commitments
71	17	Changes in organization
71	18	Currency translation rates

Financial information

Financial statements

Financial statements (unaudited)

Income statement

		For the quarter ended			% change from		Year-to-date
CHF million, except per share data	Note	30.6.10	31.3.10	30.6.09	1Q10	2Q09	30.6.10	30.6.09

Continuing operations

Interest income	3	4,864	4,798	6,035	1	(19)	9,661	13,680

Interest expense	3	(3,771)	(2,980)	(4,892)	27	(23)	(6,751)	(10,638)

Net interest income	3	1,093	1,818	1,143	(40)	(4)	2,911	3,042

Credit loss (expense) / recovery		(48)	116	(388)		(88)	68	(1,523)

Net interest income after credit loss expense		1,045	1,934	755	(46)	38	2,979	1,519

Net fee and commission income	4	4,366	4,372	4,502	0	(3)	8,738	8,744

Net trading income	3	3,450	2,368	220	46		5,818	(410)

Other income	5	324	337	292	(4)	11	660	887

Total operating income		9,185	9,010	5,770	2	59	18,195	10,740

Personnel expenses	6	4,645	4,521	4,578	3	1	9,166	8,542

General and administrative expenses	7	1,638	1,419	1,699	15	(4)	3,057	3,334

Depreciation of property and equipment		257	234	284	10	(10)	491	537

Impairment of goodwill		0	0	492		(100)	0	1,123

Amortization of intangible assets		31	27	39	15	(21)	58	84

Total operating expenses		6,571	6,200	7,093	6	(7)	12,772	13,621

Operating profit from continuing operations before tax		2,614	2,810	(1,323)	(7)		5,424	(2,881)

Tax expense	9	311	603	(208)	(48)		914	86

Net profit from continuing operations		2,303	2,207	(1,115)	4		4,509	(2,967)

Discontinued operations

Profit from discontinued operations before tax		0	2	7	(100)	(100)	2	17

Tax expense		0	0	0			0	0

Net profit from discontinued operations		0	2	7	(100)	(100)	2	17

Net profit		2,303	2,208	(1,108)	4		4,511	(2,949)

Net profit attributable to minority interests		298	6	294		1	304	427

from continuing operations		298	5	290		3	303	418

from discontinued operations		0	1	4	(100)	(100)	1	9

Net profit attributable to UBS shareholders		2,005	2,202	(1,402)	(9)		4,207	(3,376)

from continuing operations		2,005	2,202	(1,405)	(9)		4,207	(3,385)

from discontinued operations		0	1	3	(100)	(100)	1	8

Earnings per share (CHF)

Basic earnings per share	8	0.53	0.58	(0.39)	(9)		1.11	(0.96)

from continuing operations		0.53	0.58	(0.40)	(9)		1.11	(0.96)

from discontinued operations		0.00	0.00	0.00			0.00	0.00

Diluted earnings per share	8	0.52	0.58	(0.39)	(10)		1.10	(0.96)

from continuing operations		0.52	0.58	(0.40)	(10)		1.10	(0.96)

from discontinued operations		0.00	0.00	0.00			0.00	0.00

Financial statements

Statement of comprehensive income

	Quarter ended			Year-to-date
CHF million	30.6.10	31.3.10	30.6.09	30.6.10	30.6.09
Net profit	2,303	2,208	(1,108)	4,511	(2,949)

Other comprehensive income

Foreign currency translation

Foreign currency translation movements, before tax	(33)	41	(26)	8	834

Foreign exchange amounts reclassified to the income statement from equity	(13)	33	(300)	20	(332)

Income tax relating to foreign currency translation movements	(6)	(2)	0	(8)	13

Subtotal foreign currency translation movements, net of tax	(52)	72	(326)	20	515

Financial investments available-for-sale

Net unrealized gains / (losses) on financial investments available-for-sale, before tax	72	(11)	209	61	172

Impairment charges reclassified to the income statement from equity	24	26	15	50	59

Realized gains reclassified to the income statement from equity	(108)	(54)	(118)	(162)	(138)

Realized losses reclassified to the income statement from equity	70	6	0	76	0

Income tax relating to net unrealized gains / (losses) on financial investments available-for-sale	(8)	(13)	(25)	(21)	(26)

Subtotal net unrealized gains / (losses) on financial investments available-for-sale, net of tax	50	(46)	81	4	67

Cash flow hedges

Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	948	759	(550)	1,707	(63)

Net unrealized (gains) / losses reclassified to the income statement from equity	(321)	(336)	(132)	(657)	(208)

Income tax effects relating to cash flow hedges	(126)	(88)	248	(214)	166

Subtotal changes in fair value of derivative instruments designated as cash flow hedges	501	335	(434)	836	(105)

Total other comprehensive income	499	361	(679)	860	477

Total comprehensive income	2,802	2,569	(1,786)	5,371	(2,472)

Total comprehensive income attributable to minority interests	101	(80)	253	21	689

Total comprehensive income attributable to UBS shareholders	2,701	2,649	(2,039)	5,350	(3,161)

Financial information

Balance sheet

	As of			% change from
CHF million	30.6.10	31.3.10	31.12.09	31.12.09

Assets

Cash and balances with central banks	62,624	41,081	20,899	200

Due from banks	47,822	45,612	46,574	3

Cash collateral on securities borrowed	71,371	62,965	63,507	12

Reverse repurchase agreements	127,331	124,563	116,689	9

Trading portfolio assets	171,495	177,386	188,037	(9)

Trading portfolio assets pledged as collateral	52,647	52,042	44,221	19

Positive replacement values	504,210	418,727	421,694	20

Financial assets designated at fair value	10,047	10,269	10,223	(2)

Loans	298,968	305,929	306,828	(3)

Financial investments available-for-sale	71,718	77,478	81,757	(12)

Accrued income and prepaid expenses	5,999	6,106	5,816	3

Investments in associates	898	902	870	3

Property and equipment	5,899	6,028	6,212	(5)

Goodwill and intangible assets	11,202	11,111	11,008	2

Deferred tax assets	8,103	8,334	8,868	(9)

Other assets	7,890	7,892	7,336	8

Total assets	1,458,223	1,356,427	1,340,538	9

Liabilities

Due to banks	82,262	69,798	65,166	26

Cash collateral on securities lent	10,759	10,038	7,995	35

Repurchase agreements	65,727	67,492	64,175	2

Trading portfolio liabilities	56,269	53,246	47,469	19

Negative replacement values	497,069	409,382	409,943	21

Financial liabilities designated at fair value	104,679	114,568	112,653	(7)

Due to customers	413,859	411,341	410,475	1

Accrued expenses and deferred income	7,082	6,775	8,689	(18)

Debt issued	138,041	130,326	131,352	5

Other liabilities	29,132	33,116	33,986	(14)

Total liabilities	1,404,879	1,306,083	1,291,905	9

Equity

Share capital	383	383	356	8

Share premium	34,067	33,496	34,786	(2)

Cumulative net income recognized directly in equity, net of tax	(3,731)	(4,428)	(4,875)	23

Revaluation reserve from step acquisitions, net of tax	38	38	38	0

Retained earnings	15,959	13,953	11,751	36

Equity classified as obligation to purchase own shares	(53)	(37)	(2)

Treasury shares	(646)	(605)	(1,040)	38

Equity attributable to UBS shareholders	46,017	42,800	41,013	12

Equity attributable to minority interests	7,327	7,545	7,620	(4)

Total equity	53,344	50,345	48,633	10

Total liabilities and equity	1,458,223	1,356,427	1,340,538	9

Financial statements

Statement of changes in equity

				Equity classified
				as obligation
				to purchase
CHF million	Share capital	Share premium	Treasury shares	own shares

Balance at 31 December 2008	293	25,250	(3,156)	(46)

Issuance of share capital	30

Acquisition of treasury shares			(407)

Disposition of treasury shares			2,264

Net premium / (discount) on treasury share and own equity derivative activity		(1,162)

Premium on shares issued and warrants exercised		3,776

Employee share and share option plans		(279)

Tax benefits from deferred compensation awards		1

Transaction costs related to share issuance, net of tax		(37)

Dividends[1]

Equity classified as obligation to purchase own shares – movements				(10)

Preferred securities

New consolidations and other increases

Deconsolidations and other decreases

Total comprehensive income for the period recognized in equity

Balance at 30 June 2009	323	27,549	(1,299)	(56)

Balance at 31 December 2009	356	34,786	(1,040)	(2)

Issuance of share capital	27

Acquisition of treasury shares			(1,367)

Disposition of treasury shares			1,761

Net premium / (discount) on treasury share and own equity derivative activity		(143)

Premium on shares issued and warrants exercised		(27)

Employee share and share option plans		(430)

Tax benefits from deferred compensation awards		(6)

Transaction costs related to share issuances, net of tax		(113)

Dividends[1]

Equity classified as obligation to purchase own shares – movements				(51)

Preferred securities

New consolidations and other increases

Deconsolidations and other decreases

Total comprehensive income for the period recognized in equity

Balance at 30 June 2010	383	34,067	(646)	(53)

[1] Includes dividend payment obligations for preferred securities.

Preferred securities[1]

			For the six-month period ended

CHF million			30.6.10	30.6.09

Balance at the beginning of the period			7,254	7,381

Redemptions			(7)	(7)

Foreign currency translation			(285)	154

Balance at the end of the period			6,962	7,528

1 Represents equity attributable to minority interests. Increases and offsetting decreases of equity attributable to minority interests due to dividends are excluded from this table.

Financial information

				Revaluation	Total equity
		Financial		reserve	attributable
	Foreign currency	investments		from step	to UBS
Retained earnings	translation	available-for-sale	Cash flow hedges	acquisitions	shareholders	Minority interests	Total equity

14,487	(6,309)	347	1,627	38	32,531	8,002	40,533

					30		30

					(407)		(407)

					2,264		2,264

					(1,162)		(1,162)

					3,776		3,776

					(279)		(279)

					1		1

					(37)		(37)

					0	(666)	(666)

					(10)		(10)

					0	(7)	(7)

					0	1	1

					0	(9)	(9)

(3,376)	359	(39)	(105)		(3,161)	689	(2,472)

11,111	(5,950)	308	1,522	38	33,545	8,011	41,556

11,751	(6,445)	364	1,206	38	41,013	7,620	48,633

					27		27

					(1,367)		(1,367)

					1,761		1,761

					(143)		(143)

					(27)		(27)

					(430)		(430)

					(6)		(6)

					(113)		(113)

					0	(307)	(307)

					(51)		(51)

					0	(7)	(7)

					0	5	5

					0	(5)	(5)

4,207	294	13	836		5,350	21	5,371

15,959	(6,150)	377	2,042	38	46,017	7,327	53,344

Financial statements

Statement of cash flows

	For the six-month period ended
CHF million	30.6.10	30.6.09

Cash flow from / (used in) operating activities

Net profit	4,511	(2,949)

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	491	537

Impairment of goodwill / amortization of intangible assets	58	1,207

Credit loss expense / (recovery)	(68)	1,523

Share of net profits of associates	(50)	(12)

Deferred tax expense / (benefit)	745	(394)

Net loss / (gain) from investing activities	(186)	(7)

Net loss / (gain) from financing activities	(5,642)	373

Net (increase) / decrease in operating assets:

Net due from / to banks	16,685	(15,762)

Reverse repurchase agreements and cash collateral on securities borrowed	(18,506)	43,222

Trading portfolio, net replacement values and financial assets designated at fair value	29,506	(2,980)

Loans / due to customers	11,312	(5,217)

Accrued income, prepaid expenses and other assets	(114)	740

Net increase / (decrease) in operating liabilities:

Repurchase agreements, cash collateral on securities lent	4,315	(7,128)

Accrued expenses, deferred income and other liabilities	(6,353)	(5,849)

Income taxes paid, net of refunds	(201)	(352)

Net cash flow from / (used in) operating activities	36,502	6,953

Cash flow from / (used in) investing activities

Purchase of subsidiaries and associates	(9)	(78)

Disposal of subsidiaries and associates	214	181

Purchase of property and equipment	(228)	(401)

Disposal of property and equipment	9	44

Net (investment in) / divestment of financial investments available-for-sale	(6,380)	426

Net cash flow from / (used in) investing activities	(6,393)	171

Cash flow from / (used in) financing activities

Net money market papers issued / (repaid)	7,020	(25,698)

Net movements in treasury shares and own equity derivative activity	(1,098)	163

Capital issuance	(113)	3,775

Issuance of long-term debt, including financial liabilities designated at fair value	40,154	53,679

Repayment of long-term debt, including financial liabilities designated at fair value	(37,623)	(55,696)

Increase in minority interests	5	2

Dividends paid to / decrease in minority interests	(394)	(28)

Net cash flow from / (used in) financing activities	7,951	(23,803)

Effects of exchange rate differences	(5,335)	5,489

Net increase / (decrease) in cash and cash equivalents	32,725	(11,189)

Cash and cash equivalents at the beginning of the period	164,973	179,693

Cash and cash equivalents at the end of the period	197,697	168,504

Cash and cash equivalents comprise:

Cash and balances with central banks	62,624	37,682

Money market papers[1]	88,596	84,047

Due from banks with original maturity of less than three months	46,478	46,775

Total	197,697	168,504

1 Money market papers are included in the balance sheet under Trading portfolio assets, Trading portfolio assets pledged as collateral and Financial investments available-for-sale.

Cash paid as interest was CHF 7,328 million and CHF 13,012 million during the first half of 2010 and the first half of 2009, respectively.

Financial information

Notes to the financial statements

Notes to the financial statements

Note 1 Basis of accounting

UBS AG’s (“UBS”) consolidated financial statements (financial statements) are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and stated in Swiss francs (CHF). These financial statements are presented in accordance with IAS 34 Interim Financial Reporting.

In preparing the interim financial statements, the same accounting principles and methods of computation have been applied as in the financial statements on 31 December 2009 and for the year then ended, except for the changes set out below and in “Note 1 Basis of accounting” in the “Financial information” section of UBS’s first quarter 2010 report. For fair value measurements and changes in valuation techniques, UBS provides complementary information in “Note 11 Fair value of financial instruments” in the “Financial information” section of its quarterly reports.
The interim financial statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been made. These interim financial statements should be read in conjunction with the audited financial statements included in UBS’s Annual Report 2009.

Wealth Management & Swiss Bank reorganization

Commencing first quarter 2010, the internal reporting of Wealth Management & Swiss Bank to the Group Executive Board was revised in order to better reflect the management structure and responsibilities. Segregated financial information is now reported for:
–	“Wealth Management”, encompassing all wealth management business conducted out of Switzerland and in our Asian and European booking centers;
–	“Retail & Corporate”, including services provided to Swiss retail private clients, small and medium enterprises and corporate and institutional clients.
In line with this revised internal reporting structure and IFRS 8 Operating segments, Wealth Management and Retail & Corporate are now presented in our external financial reports as separate business units and reportable segments. Prior periods presented have been restated to conform to the new presentation format.

Allocation of additional Corporate Center costs to business divisions

From first quarter 2010 onwards, all costs incurred by the Corporate Center related to shared services and control functions are allocated to the business units (reportable segments) which directly and indirectly receive the value of the services. The allocated costs are shown in the respective expense lines of the reportable segments in “Note 2 Segment reporting” in the “Financial information” section of this report and in the management report sections of UBS’s quarterly and annual reports.
Up to and including 2009, certain costs incurred by the Corporate Center were presented as Corporate Center expenses and not charged to the business divisions. The change in allocation policy has been applied prospectively and numbers presented for 2009 periods in this report have not been restated. Refer to “Note 1 Basis of accounting” in the “Financial information” section of UBS’s first quarter 2010 report for an indication of the average estimated impact on quarterly 2009 figures, had the new allocation methodology been applied to 2009.
The incremental charges to the business divisions made from first quarter 2010 onwards mainly relate to control functions.
The “Corporate Center” column of the table in “Note 2 Segment reporting” in the “Financial information” section of this report has been renamed “Treasury activities and other corporate items”. It mainly includes the results of treasury activities, for example from the management of foreign exchange risks and interest rate risks, residual operating expenses such as those associated with the functioning of the Group Executive Board and the Board of Directors, other costs related to the management of our organization as well as a limited number of specifically defined items. These items currently include the valuation of UBS’s option to acquire the SNB StabFund’s equity, certain expenses such as capital taxes and certain non-banking activities.

Improvements to IFRSs 2010

The IASB issued in May 2010 amendments to seven standards as part of its annual improvements project. UBS will adopt the Improvements to IFRSs 2010 as of 1 January 2011. The amendments are not expected to have a material impact on UBS’s financial statements.

Notes to the financial statements

Note 2 Segment reporting

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

			Wealth			Treasury activities
	Wealth Management &		Management	Global Asset	Investment	and other
	Swiss Bank		Americas	Management	Bank	corporate items[1]	UBS
	Wealth	Retail &
CHF million	Management	Corporate

For the six months ended 30 June 2010

Net interest income	842	1,213	346	(4)	1,011	(496)	2,911

Non-interest income	2,953	755	2,502	1,047	6,906	1,044	15,216

Income[2]	3,794	1,977	2,847	1,043	7,918	547	18,127

Credit loss (expense) / recovery	0	(5)	0	0	73	0	68

Total operating income	3,795	1,973	2,847	1,043	7,990	547	18,195

Personnel expenses	1,578	813	2,192	576	3,992	14	9,166

General and administrative expenses	551	403	560	193	1,291	59	3,057

Services (to) / from other business divisions	219	(255)	(7)	(5)	40	8	0

Depreciation of property and equipment	85	74	125	22	145	40	491

Impairment of goodwill	0	0	0	0	0	0	0

Amortization of intangible assets	7	0	29	4	18	0	58

Total operating expenses	2,440	1,034	2,899	789	5,487	122	12,772

Performance from continuing operations before tax	1,354	938	(52)	254	2,504	425	5,424

Performance from discontinued operations before tax						2	2

Performance before tax	1,354	938	(52)	254	2,504	427	5,425

Tax expense on continuing operations							914

Tax expense on discontinued operations							0

Net profit							4,511

As of 30 June 2010

Total assets[3]	98,538	188,190	53,990	16,738	1,078,206	22,560	1,458,223

1 Certain cost allocations to the business divisions are based on periodically agreed flat fees, which are charged to the business divisions on a monthly basis. This could lead to a difference between actually incurred Corporate Center costs and charges to the business divisions, the result of which is shown in the column Treasury activities and other corporate items.   2 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.   3 The segment assets are based on a third-party view and this basis is in line with the internal reporting to the management, i.e. the amounts do not include inter-company balances.

Financial information

Note 2 Segment reporting (continued)

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

			Wealth			Treasury activities
	Wealth Management &		Management	Global Asset	Investment	and other
	Swiss Bank		Americas	Management	Bank	corporate items	UBS
	Wealth	Retail &
CHF million	Management	Corporate

For the six months ended 30 June 2009

Net interest income	1,001	1,384	362	8	782	(496)	3,042

Non-interest income	2,848	711	2,413	1,025	475	1,748	9,221

Income[1]	3,850	2,096	2,775	1,033	1,257	1,252	12,263

Credit loss (expense) / recovery	(24)	(115)	2	0	(1,386)	0	(1,523)

Total operating income	3,826	1,980	2,777	1,033	(129)	1,252	10,740

Personnel expenses	1,770	929	2,284	546	2,782	230	8,542

General and administrative expenses	622	387	583	202	1,404	137	3,335

Services (to) / from other business units	172	(227)	3	(104)	(286)	442	0

Depreciation of property and equipment	76	59	97	16	197	93	537

Impairment of goodwill	0	0	34	340	749	0	1,123

Amortization of intangible assets	9	0	33	9	34	0	84

Total operating expenses	2,649	1,149	3,033	1,009	4,879	901	13,621

Performance from continuing operations before tax	1,177	832	(256)	24	(5,008)	351	(2,881)

Performance from discontinued operations before tax						17	17

Performance before tax	1,177	832	(256)	24	(5,008)	368	(2,863)

Tax expense on continuing operations							86

Tax expense on discontinued operations							0

Net profit							(2,949)

As of 31 December 2009

Total assets[2]	109,627	138,513	53,197	20,238	991,964	26,999	1,340,538

1 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.   2 The segment assets are based on a third-party view and this basis is in line with the internal reporting to the management, i.e. the amounts do not include inter-company balances.

Notes to the financial statements

Note 3 Net interest and trading income

Accounting standards require separate disclosure of Net interest income and Net trading income (see the tables on this and the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different businesses. In many cases, a particular business can generate both interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS considers it to be more meaningful to analyze net interest and trading income according to the businesses that drive it. The second table below (Breakdown by businesses)

provides information that corresponds to this view: Net income from trading businesses includes both interest and trading income generated by the Investment Bank, including its lending activities, and trading income generated by the other business divisions; Net income from interest margin businesses comprises interest income from the loan portfolios of Wealth Management & Swiss Bank and Wealth Management Americas; Net income from treasury activities and other reflects all income from the Group’s centralized treasury function.

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.10	31.3.10	30.6.09	1Q10	2Q09	30.6.10	30.6.09

Net interest and trading income

Net interest income	1,093	1,818	1,143	(40)	(4)	2,911	3,042

Net trading income	3,450	2,368	220	46		5,818	(410)

Total net interest and trading income	4,543	4,186	1,363	9	233	8,729	2,632

Breakdown by businesses

Net income from trading businesses[1]	3,008	2,700	(207)	11		5,708	(847)

Net income from interest margin businesses	1,166	1,119	1,302	4	(10)	2,285	2,623

Net income from treasury activities and other	369	367	268	1	38	736	855

Total net interest and trading income	4,543	4,186	1,363	9	233	8,729	2,632

[1] Includes lending activities of the Investment Bank.

Net interest income

Interest income

Interest earned on loans and advances	2,607	2,847	3,430	(8)	(24)	5,454	7,207

Interest earned on securities borrowed and reverse repurchase agreements	373	297	741	26	(50)	670	1,847

Interest and dividend income from trading portfolio	1,658	1,495	1,764	11	(6)	3,153	4,422

Interest income on financial assets designated at fair value	65	65	82	0	(21)	130	169

Interest and dividend income from financial investments available-for-sale	161	94	18	71	794	255	35

Total	4,864	4,798	6,035	1	(19)	9,661	13,680

Interest expense

Interest on amounts due to banks and customers	520	492	1,051	6	(51)	1,011	2,575

Interest on securities lent and repurchase agreements	397	265	655	50	(39)	662	1,531

Interest and dividend expense from trading portfolio	1,476	833	1,346	77	10	2,309	2,466

Interest on financial liabilities designated at fair value	580	589	742	(2)	(22)	1,168	1,575

Interest on debt issued	799	801	1,098	0	(27)	1,599	2,491

Total	3,771	2,980	4,892	27	(23)	6,751	10,638

Net interest income	1,093	1,818	1,143	(40)	(4)	2,911	3,042

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Financial information

Note 3 Net interest and trading income (continued)
	For the quarter ended			% change from		Year-to-date
CHF million	30.6.10	31.3.10	30.6.09	1Q10	2Q09	30.6.10	30.6.09

Net trading income[1]

Investment Bank equities	1,251	585	758	114	65	1,835	2,213

Investment Bank fixed income, currencies and commodities	1,401	949	(1,259)	48		2,350	(4,459)

Other business divisions	799	834	721	(4)	11	1,633	1,836

Net trading income	3,450	2,368	220	46		5,818	(410)

of which: net gains / (losses) from financial liabilities designated at fair value[2]	4,535	798	(5,057)	468		5,333	(374)

1 Refer to the table “Net interest and trading income” on the previous page for the Net income from trading businesses (for an explanation, refer to the corresponding introductory comment).   2 Financial liabilities designated at fair value are to a large extent economically hedged with derivatives and other instruments whose change in fair value is also reported in Net trading income. For more information on own credit refer to “Note 11b Fair value of financial instruments”.

Net trading income in second quarter 2010 included a loss of CHF 0.1 billion from credit valuation adjustments for monoline credit protection (CHF 0.3 billion gain in first quarter 2010 and CHF 0.5 billion gain in second quarter 2009).
è	Refer to the “Risk management and control” section of this report for more information on exposure to monolines
Second quarter 2010 net trading income also included a gain of CHF 0.1 billion from the valuation of UBS’s option to acquire the SNB StabFund’s equity (CHF 0.2 billion gain in first quarter 2010 and CHF 0.1 billion gain in second quarter 2009).

Notes to the financial statements

Note 4 Net fee and commission income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.10	31.3.10	30.6.09	1Q10	2Q09	30.6.10	30.6.09

Equity underwriting fees	236	272	376	(13)	(37)	508	650

Debt underwriting fees	165	199	290	(17)	(43)	364	470

Total underwriting fees	402	471	666	(15)	(40)	872	1,121

M&A and corporate finance fees	163	204	207	(20)	(21)	366	437

Brokerage fees[1]	1,384	1,280	1,462	8	(5)	2,664	2,840

Investment fund fees	1,012	1,012	995	0	2	2,024	2,008

Portfolio management and advisory fees	1,538	1,519	1,440	1	7	3,057	2,891

Insurance-related and other fees	92	92	40	0	130	184	110

Total securities trading and investment activity fees	4,590	4,578	4,809	0	(5)	9,168	9,406

Credit-related fees and commissions	116	110	81	5	43	226	163

Commission income from other services	219	210	212	4	3	429	416

Total fee and commission income	4,925	4,897	5,103	1	(3)	9,823	9,985

Brokerage fees paid[1]	309	273	334	13	(7)	581	705

Other[1]	251	253	266	(1)	(6)	504	537

Total fee and commission expense	559	526	601	6	(7)	1,085	1,242

Net fee and commission income	4,366	4,372	4,502	0	(3)	8,738	8,744

of which: net brokerage fees[1]	1,075	1,008	1,127	7	(5)	2,083	2,135

1 In second quarter 2010, UBS corrected the amounts presented in previous periods on the lines “Brokerage fees”, “Brokerage fees paid”, “Other” and “Net brokerage fees”. Amounts previously disclosed have been decreased as follows: “Brokerage fees” by CHF 205 million for the quarter ended 31 March 2010, CHF 225 million for the quarter ended 30 June 2009, CHF 403 million for year-to-date 30 June 2009; “Brokerage fees paid” by CHF 135 million for the quarter ended 31 March 2010, CHF 142 million for the quarter ended 30 June 2009, CHF 251 million for year-to-date 30 June 2009; “Other” and “Net brokerage fees” by CHF 70 million for the quarter ended 31 March 2010, CHF 83 million for the quarter ended 30 June 2009, CHF 152 million for year-to-date 30 June 2009. The total of “Net fee and commission income” and consequently “Net profit attributable to UBS shareholders” are not affected by this correction.

Note 5 Other income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.10	31.3.10	30.6.09	1Q10	2Q09	30.6.10	30.6.09

Associates and subsidiaries

Net gains from disposals of consolidated subsidiaries[1]	16	(34)	316		(95)	(18)	452

Net gains from disposals of investments in associates	(2)	180	(1)		(100)	179	(1)

Share of net profits of associates	16	34	0	(53)		50	12

Total	31	180	314	(83)	(90)	211	463

Financial investments available-for-sale

Net gains from disposals	39	48	25	(19)	56	86	46

Impairment charges	(24)	(26)	(48)	8	50	(50)	(143)

Total	15	21	(22)	(29)		37	(97)

Net income from investments in property[2]	15	14	21	7	(29)	28	40

Net gains from investment properties[3]	6	(10)	(29)			(4)	(33)

Other[4]	258	131	9	97		389	515

Total other income	324	337	292	(4)	11	660	887

1 Includes foreign exchange amounts reclassified from equity upon disposal or deconsolidation of subsidiaries.   2 Includes net rent received from third parties and net operating expenses.   3 Includes unrealized and realized gains from investment properties at fair value and foreclosed assets.   4 Includes net gains from disposals of loans and receivables.

Financial information

Note 6 Personnel expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.10	31.3.10	30.6.09	1Q10	2Q09	30.6.10	30.6.09

Salaries and variable compensation	3,727	3,781	3,351	(1)	11	7,508	6,322

Contractors	52	52	72	0	(28)	105	161

Insurance and social security contributions	209	254	225	(18)	(7)	463	420

Contributions to retirement plans	164	175	259	(6)	(37)	340	476

Other personnel expenses	493	258	671	91	(27)	751	1,164

Total personnel expenses	4,645	4,521	4,578	3	1	9,166	8,542

Note 7 General and administrative expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.10	31.3.10	30.6.09	1Q10	2Q09	30.6.10	30.6.09

Occupancy	322	334	364	(4)	(12)	656	739

Rent and maintenance of IT and other equipment	135	132	148	2	(9)	267	310

Telecommunications and postage	186	164	181	13	3	349	368

Administration	172	140	170	23	1	312	351

Marketing and public relations	77	50	57	54	35	126	130

Travel and entertainment	121	98	97	23	25	219	215

Professional fees	182	154	222	18	(18)	336	437

Outsourcing of IT and other services	260	216	211	20	23	476	443

Other	183	132	249	39	(27)	315	342

Total general and administrative expenses	1,638	1,419	1,699	15	(4)	3,057	3,334

Notes to the financial statements

Note 8 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		Year-to-date
	30.6.10	31.3.10	30.6.09	1Q10	2Q09	30.6.10	30.6.09

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	2,005	2,202	(1,402)	(9)		4,207	(3,376)

from continuing operations	2,005	2,202	(1,405)	(9)		4,207	(3,385)

from discontinued operations	0	1	3	(100)	(100)	1	8

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	2,005	2,202	(1,402)	(9)		4,207	(3,376)

Less: (profit) / loss on equity derivative contracts	(8)	0	(3)		(167)	(5)	(4)

Net profit attributable to UBS shareholders for diluted EPS	1,997	2,202	(1,405)	(9)		4,202	(3,380)

from continuing operations	1,997	2,202	(1,408)	(9)		4,202	(3,389)

from discontinued operations	0	1	3	(100)	(100)	1	8

Weighted average shares outstanding

Weighted average shares outstanding for basic EPS	3,792,345,213	3,777,504,682	3,556,478,294	0	7	3,784,924,947	3,529,006,457

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, in-the-money options and warrants outstanding[1]	52,732,447	28,403,845	716,858	86		40,473,228	2,351,944

Weighted average shares outstanding for diluted EPS	3,845,077,660	3,805,908,527	3,557,195,152	1	8	3,825,398,175	3,531,358,401

Potential ordinary shares from unexercised employee shares and in-the-money options not considered due to the anti-dilutive effect	0	0	15,761,129		(100)	0	16,534,340

Earnings per share (CHF)

Basic	0.53	0.58	(0.39)	(9)		1.11	(0.96)

from continuing operations	0.53	0.58	(0.40)	(9)		1.11	(0.96)

from discontinued operations	0.00	0.00	0.00			0.00	0.00

Diluted	0.52	0.58	(0.39)	(10)		1.10	(0.96)

from continuing operations	0.52	0.58	(0.40)	(10)		1.10	(0.96)

from discontinued operations	0.00	0.00	0.00			0.00	0.00

Shares outstanding

Ordinary shares issued	3,830,805,268	3,830,795,869	3,225,849,284	0	19

Treasury shares	38,372,475	36,894,804	44,992,074	4	(15)

Shares outstanding	3,792,432,793	3,793,901,065	3,180,857,210	(0)	19

Mandatory convertible notes and exchangeable shares[2]	605,827	613,456	605,543,434	(1)	(100)

Shares outstanding for EPS	3,793,038,620	3,794,514,521	3,786,400,644	(0)	0

1 Total equivalent shares outstanding on out-of-the-money options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 279,710,549; 278,104,176 and 291,295,430 for the quarters ended 30 June 2010, 31 March 2010 and 30 June 2009, respectively, and 281,133,697 and 290,034,314 for year-to-date 30 June 2010 and 30 June 2009, respectively. An additional 100 million ordinary shares (“contingent share issue”) related to the SNB transaction were not dilutive for the quarters ended 30 June 2010, 31 March 2010 and 30 June 2009 and for year-to-date 30 June 2010 and 30 June 2009, but could potentially dilute earnings per share in the future.   2 30 June 2009 includes 272,651,005 shares for the mandatory convertible notes issued in March 2008 and 332,225,913 shares for the mandatory convertible notes issued in December 2008. Remaining amounts related to exchangeable shares.

Financial information

Note 9 Income taxes

The tax expense of CHF 311 million in second quarter 2010 includes a deferred tax expense of CHF 464 million as Swiss tax losses (for which deferred tax assets have previously been recognized) are used against profits for the quarter and also tax ex-

penses of CHF 89 million in other locations. These tax expenses were partially offset by an increase in deferred tax assets for prior year tax losses of CHF 187 million and a tax benefit of CHF 55 million for tax losses agreed with a foreign tax authority.

Note 10 Trading portfolio

CHF million	30.6.10	31.3.10	31.12.09

Trading portfolio assets

Debt instruments

Government and government agencies	72,470	76,132	81,309

Banks	26,641	16,824	15,024

Corporates and other	37,912	40,808	39,902

Total debt instruments	137,023	133,763	136,234

Equity instruments	49,687	59,302	57,541

Precious metals and other commodities	18,779	15,436	16,864

Financial assets for unit-linked investment contracts	18,653	20,927	21,619

Total trading portfolio assets	224,142	229,428	232,258

Trading portfolio liabilities

Debt instruments

Government and government agencies	31,417	28,316	26,306

Banks	2,795	3,675	3,472

Corporates and other	4,919	5,469	5,447

Total debt instruments	39,132	37,460	35,226

Equity instruments	17,137	15,786	12,243

Total trading portfolio liabilities	56,269	53,246	47,469

Notes to the financial statements

Note 11 Fair value of financial instruments

a) Fair value hierarchy

All financial instruments at fair value are categorized into one of three fair value hierarchy levels at quarter end, based upon the lowest level input that is significant to the product’s fair value measurement in its entirety:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities
–	Level 2 – valuation techniques for which all significant inputs are market observable, either directly or indirectly; and
–	Level 3 – valuation techniques which include significant inputs that are not based on observable market data

Determination of fair values from quoted market prices or valuation techniques
	30.6.10				31.3.10
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Trading portfolio assets	95.1	66.7	9.7	171.5	109.8	56.7	10.8	177.4

Trading portfolio assets pledged as collateral	31.3	19.9	1.5	52.6	34.3	16.3	1.4	52.0

Positive replacement values	4.6	480.9	18.6	504.2	3.6	393.1	22.0	418.7

Financial assets designated at fair value	0.8	8.8	0.5	10.0	1.2	8.9	0.3	10.3

Financial investments available-for-sale	62.1	8.2	1.5	71.7	68.1	8.0	1.4	77.5

Total assets	193.9	584.5	31.7	810.1	217.0	483.0	35.9	735.9

Trading portfolio liabilities	42.1	13.8	0.3	56.3	39.0	13.9	0.3	53.2

Negative replacement values	4.2	477.8	15.1	497.1	3.6	388.7	17.1	409.4

Financial liabilities designated at fair value	0.0	93.0	11.7	104.7	0.0	101.8	12.7	114.6

Total liabilities	46.3	584.6	27.2	658.0	42.6	504.4	30.2	577.2

Movements of level 3 instruments
	Trading portfolio assets
	(including those pledged			Financial liabilities
	as collateral)	Derivative instruments		designated at fair value
CHF billion		Positive replacement values	Negative replacement values

Balance at 31 December 2009	12.2	23.8	17.0	10.3

Gains / losses included in the income statement	(0.1)	0.5	0.2	0.4

Purchases, sales, issuances and settlements	(0.3)	(1.5)	(0.9)	(0.8)

Purchases and issuances	0.6	1.5	1.0	1.5

Sales and settlements	(0.9)	(3.0)	(2.0)	(2.3)

Transfers into and / or out of level 3	0.3	0.2	1.7	2.7

Transfers into level 3	0.9	2.2	2.2	2.7

Transfers out of level 3	(0.6)	(2.0)	(0.5)	0.0

FX translation	0.1	(1.0)	(0.9)	0.1

Balance at 31 March 2010	12.2	22.0	17.1	12.7

Gains / losses included in the income statement	0.2	0.2	0.1	(0.3)

Purchases, sales, issuances and settlements	0.2	(2.8)	(1.1)	(0.1)

Purchases and issuances	1.2	1.0	1.2	0.6

Sales and settlements	(1.0)	(3.8)	(2.3)	(0.7)

Transfers into and / or out of level 3	(1.5)	(1.3)	(1.6)	(0.9)

Transfers into level 3	2.1	0.9	0.8	0.4

Transfers out of level 3	(3.6)	(2.2)	(2.4)	(1.3)

FX translation	0.1	0.5	0.6	0.3

Balance at 30 June 2010	11.2	18.6	15.1	11.7

Financial information

Note 11 Fair value of financial instruments (continued)

Material changes in level 3 instruments

As of 30 June 2010, financial instruments measured with valuation techniques using significant non-market observable inputs (level 3) mainly included the following:
–	structured rates and credit trades, including bespoke collateralized debt obligations (CDOs) and collateralized loan obligations (CLOs)
–	reference-linked notes
–	instruments linked to the US sub-prime residential and US commercial real estate markets
–	corporate bonds and corporate credit default swaps (CDS)
–	equity linked notes issued by UBS

Trading portfolio assets

Trading portfolio assets transferred into and out of level 3 amounted to CHF 2.1 billion and CHF 3.6 billion respectively. Approximately CHF 1.2 billion transfers into level 3 were related to corporate bonds as no independent price verification could be found. Traded loans of CHF 0.3 billion were transferred into level 3 as trading activity dried-up and no independent pricing source was available. Transfers out of level 3 comprised CHF 2.1 billion of corporate bonds, of which CHF 1.3 billion were related to puttable bonds, CHF 0.5 billion to traded loans and CHF 0.4 billion to CLOs and sovereign bonds of CHF 0.2 billion, since independent pricing sources allowed verification of fair values.
Level 3 trading assets purchased within the second quarter mainly include corporate bonds of CHF 0.2 billion, US residential mortgage backed securities (RMBS) of CHF 0.3 billion (due to the consolidation of a RMBS CDO), lending related products of CHF 0.2 billion, asset backed securities bonds of

CHF 0.1 billion and non-US-reference-linked notes of CHF 0.1 billion.

Due to sales and settlements, level 3 instruments decreased by CHF 1 billion. Positions related to US real estate decreased by CHF 0.4 billion, corporate bonds by CHF 0.2 billion, lending related products by CHF 0.1 billion and commodities by CHF 0.1 billion.

Derivative instruments

Transfers into level 3 instruments included positive replacement values of CHF 0.9 billion and negative replacement values of CHF 0.8 billion. Transfers out of level 3 instruments included positive replacement values of CHF 2.2 billion and negative replacement values of CHF 2.4 billion.
Transfers into level 3 of replacement values included distressed corporate credit default swaps (CDS) as credit curves and recovery rates could not be tested. Additionally, they included structured credit trades as there was no independent market data available.
Transfers of replacement values out of level 3 mainly consisted of subprime RMBS and structured credit bespoke CDO positions following improved data sourcing, and corporate and sovereign CDS for which recovery rates and credit spreads could be observed in the market.
Net issuances, purchases, sales and settlements in positive and negative replacement values of CHF 1.7 billion included RMBS CDS commutations and terminations of protection following liquidation of referenced RMBS CDOs of CHF 1.5 billion.

Financial liabilities designated at fair value

Financial liabilities designated at fair value transferred out of level 3 included an equity linked note of CHF 0.7 billion, where the volatility of the embedded equity option has become observable.

b) Valuation and sensitivity information

Own credit of financial liabilities designated at fair value

The Group’s own credit changes are reflected in valuations for those financial liabilities designated at fair value, where the Group’s own credit risk would be considered by market participants. Own credit effects are not reflected in the valuations of fully collateralized transactions and other instruments for which it is established market practice not to include them.
Own credit changes are calculated based on an asset and liability management revaluation curve (ALMRC) which provides a single level of discounting for funded instruments within UBS. The ALMRC is used by UBS’s Investment Bank to value uncollateralized and partially collateralized funding transactions designated at fair value and is set by reference to the level at which newly issued UBS medium term notes (MTNs) are priced. The ALMRC is considered to be representative of the credit risk which reflects the premium that market participants require to acquire UBS MTNs. The own credit results or “Financial liabilities designated at fair value” (predominantly issued structured products) were as follows:

Own credit on financial liabilities designated at fair value
	As of or for the period ended
CHF million	30.6.10	31.3.10	30.6.09

Total gain / (loss) for the quarter ended	595	(247)	(1,213)

of which: credit spread related only	649	(84)	(957)

Total gain / (loss) year-to-date	348	(247)	(563)

Life-to-date gain	1,218	652	2,412

Notes to the financial statements

Note 11 Fair value of financial instruments (continued)

Amounts for the quarter represent the change in own credit of financial instruments designated at fair value during the quarter, whereas year-to-date amounts represent the change during the year and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period can be analyzed into two components: (1) changes in fair value that are attributable to the change in UBS’s credit spreads during the period, and (2) the effect of “volume changes”, which is the change in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay, changes in the value of referenced instruments issued by third parties or, in the case of the life-to-date amount, changes in foreign exchange rates or changes in other factors relevant to the instruments.

Valuation and sensitivity information by instrument category

This section includes a description of the valuation of certain significant product categories and related valuation techniques and models. In addition, sensitivity information for certain significant instrument categories that are excluded from Management Value-at-Risk as disclosed in the “Risk and treasury management” section of this report is provided.

Credit valuation adjustments on monoline credit protection

UBS previously entered into negative basis trades with monolines, whereby they provided credit default swap protection against UBS-held underlyings, including residential and commercial mortgage-backed securities collateralized debt obligations (RMBS and CMBS CDO), transactions with collateralized loan obligation (CLO) and asset-backed securities collateralized debt obligations (ABS CDO). Since the start of the financial crisis, the credit valuation adjustments (CVA) relating to these monoline exposures have been a source of valuation uncertainty, given market illiquidity and the contractual terms of these exposures relative to other monoline-related instruments.
CVA amounts related to monoline credit protection are based on a methodology that uses credit default swap (CDS) spreads on the monolines as a key input in determining an implied level of expected loss. Where a monoline has no observable CDS spread, a judgment is made on the most comparable monoline or combination of monolines and the corresponding spreads are used instead. For RMBS CDO, CMBS CDO, and CLO asset categories, cash flow projections are used in conjunction with current fair values of the underlying assets to provide estimates of expected future exposure levels. For other asset categories, future exposure is derived from current exposure levels.
To assess the sensitivity of the monoline CVA calculation to alternative assumptions, the impact of a 10% increase in monoline credit default swap spreads (e.g. from 1,000 basis points to 1,100 basis points for a specific monoline) was considered. At 30 June 2010, such an increase would have resulted in an increase in the monoline credit valuation adjustment of approximately USD 58 million (CHF 63 million).
The sensitivity of the monoline credit valuation adjustment to a decrease of one percentage point in the monoline recovery rate assumptions (e.g. from 27% to 26% for a specific monoline, conditional on default occurring) is estimated to result in an increase of approximately USD 15 million (CHF 16 million) in the CVA. The sensitivity to credit spreads and recovery rates is substantially linear.

US reference-linked notes (US RLNs)

The US reference-linked notes (US RLNs) consist of a series of transactions whereby UBS purchased credit protection, predominantly in note form, on a notional portfolio of fixed income assets. The referenced assets are comprised of USD Asset-Backed Securities (ABSs) (primarily commercial mortgage-backed securities and subprime residential mortgage-backed securities) and / or corporate bonds and loans across all rating categories. The credit protection embodied in the RLNs is fair valued using a market standard approach to the valuation of portfolio credit protection (Gaussian copula). This approach effectively is intended to simulate correlated defaults within the portfolio, where the expected losses and defaults of the individual assets are closely linked to the observed market prices (spread levels) of those assets. Key assumptions of the model include correlations and recovery rates. UBS applies fair value adjustments related to potential uncertainty in each of these parameters, which are only partly observable. In addition, UBS applies fair value adjustments for uncertainties associated with the use of observed spread levels as the primary inputs. These fair value adjustments are calculated by applying shocks to the relevant parameters and revaluing the credit protection. These shocks for correlation, recovery and spreads are set to various levels depending on the asset type and / or region and may vary over time depending on the best judgment of the relevant trading and control personnel. Correlation and recovery shocks are generally in the reasonably possible range of 5 to 15 percentage points. Spread shocks vary more widely and depend on whether the underlying protection is funded or unfunded to reflect cash or synthetic basis effects.
On 30 June 2010, the fair value of the US RLN credit protection was approximately USD 867 million (CHF 934 million; 31 March 2010: USD 1,070 million or CHF 1,123 million). This fair value includes fair value adjustments which were calculated by applying the shocks described above of approximately USD 41 million (CHF 44 million) on 30 June 2010 (USD 51 million or CHF 54 million on 31 March 2010). The fair value adjustments may also be considered a measurement of sensitivity.

Non-US reference-linked notes (Non-US RLNs)

The same valuation model and the same approach to calculation of fair value adjustments are applied to the non-US reference-linked note (non-US RLN) credit protection as to the US RLN credit protection described above, except that the spread is shocked by 10% for European corporate names.

Financial information

Note 11 Fair value of financial instruments (continued)

On 30 June 2010, the fair value of the non-US RLN credit protection was approximately USD 737 million (CHF 794 million; 31 March 2010: USD 867 million or CHF 911 million). This fair value includes fair value adjustments which were calculated by applying the shocks described above of approximately USD 92 million (CHF 99 million) on 30 June 2010 (USD 104 million or CHF 109 million on 31 March 2010). This adjustment may also be considered a measurement of sensitivity.

Option to acquire equity of the SNB StabFund

UBS’s option to purchase the SNB StabFund’s equity is recognized on the balance sheet as a derivative at fair value (Positive replacement values) with changes to fair value recognized in profit and loss. On 30 June 2010, the fair value of UBS’s call option was approximately USD 1,460 million (CHF 1,573 million; 31 March 2010: USD 1,394 million or CHF 1,469 million).
The model incorporates cash flow projections for all assets within the fund across various scenarios and is calibrated to market levels by setting the spread above one-month Libor rates used to discount future cash flows such that the model-generated price of the underlying asset pool equals UBS’s assessed fair value of the asset pool. The model incorporates a model reserve (fair value adjustment) to address potential uncertainty in this calibration. On 30 June 2010, this adjustment was USD 268 million (CHF 289 million; 31 March 2010: USD 289 million or CHF 305 million).
On 30 June 2010, a 100 basis point increase in the discount rate would have decreased the option value by approximately USD 136 million (CHF 147 million) and a 100 basis point decrease would have increased the option value by approximately USD 153 million (CHF 165 million).

c) Deferred day-1 profit or loss

The table reflects financial instruments for which fair value is determined using valuation models where not all inputs are market-observable. Such financial instruments are initially recognized at their transaction price although the values obtained from the relevant valuation model on day-1 may differ. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference (movement of deferred day-1 profit or loss).

	Quarter ended
CHF million	30.6.10	31.3.10	30.6.09

Balance at the beginning of the period	596	599	600

Deferred profit /(loss) on new transactions	50	49	55

Recognized (profit) / loss in the income statement	(80)	(58)	(10)

Foreign currency translation	12	6	(25)

Balance at the end of the period	578	596	620

Notes to the financial statements

Note 12 Reclassification of financial assets

In 2008 and first quarter 2009, financial assets with fair values on their reclassification dates of CHF 26 billion and CHF 0.6 billion, respectively, were reclassified from “Trading portfolio assets”

to “Loans”. The table below shows the carrying values and fair values of these financial assets.

Trading portfolio assets reclassified to loans
CHF billion	30.6.10	31.3.10	31.12.09

Carrying value	15.1	18.2	19.9

Fair value	14.7	17.8	19.0

Pro-forma fair value gain / (loss)	(0.4)	(0.4)	(0.9)

In second quarter 2010, carrying values and pro-forma fair values decreased by CHF 3.1 billion. The vast majority of the decreases relates to sales.
The table below provides notional values, fair values, and carrying values by product category, as well as the ratio of carrying value to notional value.

Reclassified assets
	30.6.10
				Ratio of carrying to
CHF billion	Notional value	Fair value	Carrying value	notional value

US student loan and municipal auction rate securities	6.4	5.4	5.6	88%

Monoline protected assets	6.9	5.9	6.0	88%

Leveraged finance	0.6	0.5	0.5	78%

CMBS / CRE (excluding interest-only strips)	0.9	0.7	0.8	83%

US reference linked notes	1.0	0.8	0.8	84%

Other assets	1.1	0.9	0.9	82%

Total (excluding CMBS interest-only strips)	16.9	14.2	14.6	87%

CMBS interest-only strips		0.5	0.5

Total reclassified assets	16.9	14.7	15.1

Reclassified financial assets impacted UBS’s income statement as presented in the table below.

Contribution of the reclassified assets to the income statement
	For the quarter ended		Year-to-date
CHF billion	30.6.10	31.3.10	30.6.10

Net interest income	0.1	0.2	0.4

Credit loss (expense) / recovery	(0.1)	0.1	0.0

Other income[1]	0.1	0.0	0.1

Impact on operating profit before tax	0.1	0.3	0.5

1 Includes net gains on the disposal of reclassified assets.

Financial information

Note 13 Derivative instruments

	30.6.10
		Notional values		Notional values	Other
	Positive	related to Positive	Negative	related to Negative	notional
CHF billion	replacement values	replacement values	replacement values	replacement values	values[2]

Derivative instruments

Interest rate contracts	266	11,041	251	11,112	14,905

Credit derivative contracts	73	1,327	67	1,259	0

Foreign exchange contracts	131	3,701	142	3,676	7

Equity / index contracts	28	357	31	322	20

Commodity contracts, including precious metals contracts	5	45	5	42	31

Total, based on IFRS netting[1]	504	16,471	497	16,410	14,964

Replacement value netting, based on capital adequacy rules	(381)		(381)

Cash collateral netting	(47)		(34)

Total, based on capital adequacy netting[3]	76	16,471	82	16,410	14,964

	31.3.10
		Notional values			Notional values
	Positive	related to Positive		Negative	related to Negative		Other
CHF billion	replacement values	replacement values		replacement values	replacement values		notional values[2]

Derivative instruments

Interest rate contracts	221	9,859		209	9,847		14.552	[4]

Credit derivative contracts	73	1,338		65	1,242		0

Foreign exchange contracts	96	3,593		102	3,483		10

Equity / index contracts	25	327	[4]	29	309	[4]	19	[4]

Commodity contracts, including precious metals contracts	4	43		5	38		29	[4]

Total, based on IFRS netting[1]	419	15,160	[4]	409	14,919	[4]	14,610	[4]

Replacement value netting, based on capital adequacy rules	(311)			(311)

Cash collateral netting	(37)			(28)

Total, based on capital adequacy netting[3]	71	15,160	[4]	70	14,919	[4]	14,610	[4]

	31.12.09
		Notional values			Notional values
	Positive	related to Positive		Negative	related to Negative		Other
CHF billion	replacement values	replacement values		replacement values	replacement values		notional values[2]

Derivative instruments

Interest rate contracts	215	9,001		204	8,705		16.519	[4]

Credit derivative contracts	79	1,270		71	1,221		0

Foreign exchange contracts	97	3,344		101	3,174		2

Equity / index contracts	25	226	[4]	29	242	[4]	15	[4]

Commodity contracts, including precious metals contracts	6	43		6	41		28	[4]

Total, based on IFRS netting[1]	422	13,884	[4]	410	13,383	[4]	16,564	[4]

Replacement value netting, based on capital adequacy rules	(313)			(313)

Cash collateral netting	(37)			(33)

Total, based on capital adequacy netting[3]	71	13,884	[4]	64	13,383	[4]	16,564	[4]

1 Replacement values based on International Financial Reporting Standards netting. Refer to “Note 23 Derivative instruments and hedge accounting” in the “Financial information” section of UBS’s Annual Report 2009.   2 Receivables resulting from these derivatives are recognized on UBS’s balance sheet under due from banks and loans: CHF 1.1 billion (30 June 2010) and CHF 1.6 billion (31 March 2010). Payables resulting from these derivatives are recognized on UBS’s balance sheet under due to banks and customers: CHF 1.5 billion (30 June 2010) and CHF 2.1 billion (31 March 2010).   3 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking law, based on the IFRS scope of consolidation.   4 In the second quarter 2010, UBS corrected the amounts presented in previous periods for the notional values of equity / index contracts and commodity contracts. Amounts previously disclosed have been adjusted as follows: 31.3.2010: related to equity positive replacement values CHF 85 billion, related to equity negative replacement values negative CHF 405 billion and related to equity / commodity other CHF 17 billion / CHF 26 billion. 31.12.2009: related to equity positive replacement values CHF 78 billion, related to equity negative replacement values CHF 85 billion and related to equity / commodity other CHF 8 billion / CHF 25 billion.

Notes to the financial statements

Note 14 Provisions

CHF million	30.6.10	31.3.10	31.12.09

Operational risks[1]	80	94	82

Litigation	783	822	1,028

Restructuring	430	418	488

Other[2]	658	640	713

Total	1,951	1,975	2,311

1 Includes provisions for litigation resulting from security risks and transaction processing risks.   2 Includes reinstatement costs for leasehold improvement, provisions for onerous lease contracts, provisions for employee benefits (service anniversaries and sabbatical leave) and other items.

Note 15 Litigation

The UBS Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, UBS is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, UBS may, based on a cost-benefit analysis, enter into a settlement even though UBS denies any wrongdoing. The Group makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reasonably estimated.

Certain potentially significant legal proceedings as of 30 June 2010 are described below:
a)	Municipal Bonds: In November 2006, UBS and others received subpoenas from the US Department of Justice, Antitrust Division, and the US Securities and Exchange Commission (SEC) seeking information relating to the investment of proceeds of municipal bond issuances and associated derivative transactions. Both investigations are ongoing, and UBS is cooperating. In addition, various state Attorneys General have issued subpoenas seeking similar information. In the SEC investigation, on 4 February 2008, UBS received a “Wells notice” advising that the SEC staff is considering recommending that the SEC bring a civil action against UBS AG in connection with the bidding of various financial instruments associated with municipal securities. The discussions with the SEC are ongoing.
b)	Auction Rate Securities: UBS was the subject of an SEC investigation and state regulatory actions relating to the marketing and sale of auction rate securities (ARSs) to clients, and to UBS’s role and participation in ARS auctions and underwriting of ARSs. UBS was also named in several putative class actions and individual civil suits and arbitrations. The regulatory actions and investigations and the civil proceedings followed the disruption in the markets for these securities and related auction failures since mid-February 2008. At the end of 2008 UBS entered into settlements with the SEC, the New York Attorney General (NYAG) and the Massachusetts Securities Division
whereby UBS agreed to offer to buy back ARSs from eligible customers within certain time periods, the last of which begins on 30 June 2010, and to pay penalties of USD 150 million (USD 75 million to the NYAG, USD 75 million to the other states). UBS’s settlement is largely in line with similar industry regulatory settlements. UBS has settled with the majority of states and is continuing to finalize settlements with the rest. The SEC continues to investigate individuals affiliated with UBS regarding the trading in ARSs and disclosures.
c)	US Cross-Border: UBS AG has been the subject of a number of governmental inquiries and investigations relating to its cross-border private banking services to US private clients during the years 2000-2007. On 18 February 2009, UBS AG announced that it had entered into a Deferred Prosecution Agreement (DPA) with the US Department of Justice Tax Division (DOJ) and the United States Attorney’s Office for the Southern District of Florida, and a Consent Order with the SEC, relating to these investigations. Pursuant to the DPA, the DOJ agreed that any further prosecution of UBS will be deferred for a period of at least 18 months, subject to extension under certain circumstances such as UBS needing more time to complete the implementation of the exit of its US cross-border business. If UBS satisfies all of its obligations under the DPA, the DOJ will refrain permanently from pursuing charges against UBS relating to the investigation of its US cross-border business. As part of the resolution of an SEC claim that UBS acted as an unregulated broker dealer and investment advisor in connection with its US cross-border business, UBS reached a consent agreement with the SEC on the same date.

On 19 August 2009, UBS executed a settlement agreement with the US Internal Revenue Service (IRS) and the DOJ, to resolve the previously reported enforcement action relating to the “John Doe” summons served on UBS in July 2008 (UBS-US Settlement Agreement). At the same time, the United States and Switzerland entered into a separate but related agreement (Swiss-US Government Agreement). On 31 March 2010, the Swiss and US governments signed a protocol amending the Swiss-US Government Agreement, and the agreement, as amended by the protocol, was approved by the Swiss Parliament on 17 June 2010.

Financial information

Note 15 Litigation (continued)

Because UBS complied with all of its obligations set forth in the UBS-US Settlement Agreement required to be completed by 31 December 2009, the IRS withdrew the “John Doe” summons with prejudice as to all accounts not covered by the treaty request. Subject to UBS’s compliance with its further obligations set forth in the UBS-US Settlement Agreement, the IRS is obligated to withdraw the “John Doe” summons with prejudice as to the accounts subject to the treaty request no later than 24 August 2010 upon the actual or anticipated delivery to the IRS of information relating to accounts covered by the treaty request that does not differ significantly from the expected results, or upon receipt of all relevant account information from any source concerning 10,000 open or closed undisclosed UBS AG accounts. UBS has completed its delivery of information on over 4,450 accounts to the Swiss Federal Tax Administration (SFTA). The SFTA is in the process of reviewing this information in order to determine what can be provided to the IRS under the terms of the Swiss-US Government Agreement. If the SFTA completes this review and issues its decisions in late August as expected, and an independent consultant issues in September a satisfactory report on our exit from the US cross-border business as contemplated by the DPA and SEC Consent Order, UBS should be in a position to achieve a final, comprehensive resolution of the DPA, the SEC Consent Order and the John Doe Summons Settlement Agreement by October.
d)	Inquiries Regarding Non-US Cross-Border Businesses: Following the disclosure of the US cross-border matter and the settlements with the DOJ and the SEC, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. UBS is cooperating with these requests strictly within the limits of financial privacy obligations under Swiss and other applicable laws.
e)	Matters Related to the Credit Crisis: UBS is responding to a number of governmental inquiries and investigations and is involved in a number of litigations, arbitrations and disputes, related to the credit crisis and in particular mortgage-related securities and other structured transactions and derivatives. These matters concern, among other things, UBS’s valuations, accounting classifications, disclosures, writedowns, and contractual obligations, as well as its role as underwriter in securities offerings for other issuers. In particular, UBS has communicated with and has responded to inquiries by various governmental and regulatory authorities, including the Swiss Financial Market Supervisory Authority (FINMA), the UK Financial Services Authority (FSA), the SEC, the Financial Industry Regulatory Authority (FINRA), the Financial Crisis Inquiry Commission (FCIC), the New York Attorney General, and the U.S. Department of Justice, regarding some of these issues and others, including: the role of internal control units; the risk control, valuation, and structuring and marketing of mortgage-related instruments; compliance with public disclosure rules; and the business rationales for the launching and the reintegration of Dillon Read Capital Management. FINMA concluded its investigation in October 2008.
UBS also has been named in class action litigation and numerous individual customer arbitrations, and is responding to state regulators and FINRA regarding its sale of Lehman-issued structured products which lost substantial value following Lehman’s bankruptcy in September 2008.
UBS has provided representations and warranties that certain assets sold as whole loans and certain assets transferred in securitization transactions conformed to specified guidelines. In the event of a breach of UBS’s representations and warranties, UBS may be obligated to repurchase such assets or indemnify certain parties against losses. UBS is involved in a number of litigations in which such alleged breaches of representations and warranties are at issue and has been notified by certain institutional purchasers and insurers of mortgage loans and mortgage-backed securities that possible breaches of representations and warranties may entitle them to repurchase of assets or other relief. UBS is evaluating these potential claims.
f)	Claims Related to UBS Disclosure: A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with the firm’s disclosures relating to its positions and losses in mortgage-related securities, its positions and losses in auction rate securities, and its US cross-border business. Defendants have moved to dismiss the complaint for failure to state a claim. UBS, UBS Americas Inc., UBS Financial Services, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. Defendants have moved to dismiss the ERISA complaint for failure to state a claim.
g)	Madoff: In relation to the Madoff investment fraud, UBS, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including FINMA and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third party funds established under Luxembourg law substantially all assets of which were with Bernard L. Madoff Investment Securities LLC (BMIS), as well as certain funds established under offshore jurisdictions with either direct or indirect exposure to

Notes to the financial statements

Note 15 Litigation (continued)

BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. Between February and May 2009 UBS (Luxembourg) SA responded to criticisms made by the CSSF in relation to its responsibilities as custodian bank and demonstrated to the satisfaction of the CSSF that it has the infrastructure and internal organization in place in accordance with professional standards applicable to custodian banks in Luxembourg.
On 17 December 2009, a claim in the amount of approximately EUR 890 million was filed on behalf of the larger of the two Luxembourg funds by the liquidators of that fund against 15 defendants, including UBS entities, Access Management Luxembourg SA, Ernst & Young, the CSSF and various individuals, including current and former UBS employees. A claim in the amount of approximately EUR 305 million on behalf of the smaller of the two funds was filed by the liquidators of that fund on 22 March 2010 against 11 defendants including UBS entities, Ernst & Young, the CSSF and various individuals, including current and former UBS employees. A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg. On 4 March 2010 the Luxembourg court held, based on a sample of test cases, that the claims brought by the alleged underlying beneficiaries against UBS and other entities are inadmissible and that the appropriate claimant is the fund itself, as represented by the liquidators. Appeals have been filed against the decision of the court. A date for the hearing of these appeals has not yet been set. In addition, certain clients of UBS in Germany are exposed to Madoff-managed positions through third party-funds and funds administered by UBS entities in Germany.
h)	City of Milan Transactions: In January 2009, the City of Milan filed civil proceedings against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with the City of Milan between 2005 and 2007. The claim is to recover alleged damages in an amount which will compensate for terms of the related derivatives which the City claims to be objectionable. In the alternative, the City seeks to recover alleged hidden profits asserted to have been made by the banks in an amount of approximately EUR 88 million (of which UBS Limited is alleged to have received approximately EUR 16 million) together with further damages of not less than EUR 150 million. The claims are made against all of the banks on a joint and several basis. UBS is vigorously defending the claim. In addition, on 17 March 2010, the judge in charge of the pre-trial phase in the criminal proceedings communicated his decision to commit to trial two current and one former UBS employees, together with employees from three other international banks and a former officer of the City and a former adviser to the City, for alleged “aggravated fraud”, in relation to the issue of the bond, led by the four banks, for the City of Milan in 2005 and the execution, and subsequent restructuring, of certain related derivative transactions. UBS Limited and the other international banks also face an administrative charge of failing to have in place a business organizational model to avoid the alleged misconduct by employees (the “Law 231 Charges”). The primary allegation is that the banks, through the actions of their employees, fraudulently obtained hidden and/or illegal profits by entering into the derivative contracts with the City of Milan. The City has also recently filed damages claims in the criminal proceedings against the UBS individuals and UBS Limited itself as defendant in respect of the Law 231 Charges.
i)	Kommunale Wasserwerke Leipzig GmbH (KWL): In 2006 and 2007, KWL entered into a series of managed Credit Default Swap transactions with bank swap counterparties, including UBS AG. Under the CDS contracts between KWL and UBS, approximately GBP 100 million has fallen due from KWL but not been paid, and a further estimated sum of approximately GBP 50 million will fall due shortly. In January 2010, UBS issued proceedings in the English High Court against KWL seeking various declarations from the English court, in order to establish that the swap transaction between KWL and UBS is valid, binding and enforceable as against KWL. Those proceedings were served in March 2010. KWL has made an application to contest the jurisdiction of the English Court.
In March 2010, KWL issued proceedings in Leipzig, Germany against UBS and other banks involved in these contracts, claiming that the swap transactions are void and not binding on the basis of KWL’s allegation that KWL did not have the capacity or the necessary internal authorization to enter into the transactions and that the banks knew this. UBS is contesting the claims and also intends to contest the jurisdiction of the Leipzig Court.
The other two banks that entered into CDS transactions with KWL entered into back-to-back CDS transactions with UBS. In April 2010, UBS AG and UBS Limited issued separate proceedings in the English High Court against those bank swap counterparties seeking declarations as to the parties’ obligations under those transactions. The aggregate amounts UBS contends are outstanding under those transactions are of roughly comparable magnitude to the abovementioned sums which have fallen or will fall due under the UBS/KWL CDS transaction.

Financial information

Note 16 Commitments

The table below shows the maximum amount of commitments.

	30.6.10			31.3.10			31.12.09
		Sub-			Sub-			Sub-
CHF million	Gross	participations	Net	Gross	participations	Net	Gross	participations	Net

Credit guarantees and similar instruments	10,049	(405)	9,644	10,616	(399)	10,217	11,180	(222)	10,958

Performance guarantees and similar instruments	3,410	(554)	2,856	3,423	(569)	2,854	3,484	(582)	2,902

Documentary credits	4,132	(332)	3,800	2,780	(303)	2,477	2,406	(288)	2,117

Total commitments	17,591	(1,292)	16,300	16,819	(1,271)	15,548	17,070	(1,092)	15,977

Undrawn irrevocable credit facilities	61,339	(1,430)	59,909	60,199	(1,872)	58,327	59,328	(1,793)	57,534

Note 17 Changes in organization

Restructuring

During second quarter 2010, UBS incurred restructuring charges of CHF 119 million. Wealth Management Americas recognized CHF 90 million for real-estate related costs in General and administrative expenses and CHF 37 million for impairment in Depreciation of property and equipment. In addition, the business division incurred personnel related restructuring charges of CHF 19 million compared with CHF 21 million in first quarter 2010. The Investment Bank released personnel related restructuring provisions of CHF 25 million.

Note 18 Currency translation rates

The following table shows the principal rates used to translate the financial information of foreign entities into Swiss francs:

	Spot rate			Average rate			Average rate
	As of			For the quarter ended			Year-to-date
	30.6.10	31.3.10	30.6.09	30.6.10	31.3.10	30.6.09	30.6.10	30.6.09

1 USD	1.08	1.05	1.09	1.10	1.06	1.10	1.08	1.13

1 EUR	1.32	1.42	1.52	1.40	1.45	1.52	1.42	1.51

1 GBP	1.61	1.60	1.79	1.65	1.64	1.74	1.64	1.69

100 JPY	1.22	1.13	1.13	1.20	1.16	1.13	1.17	1.16

Appendix

UBS registered shares

UBS share price chart vs DJ Banks Titans Index

UBS shares and market capitalization
	As of			% change from
	30.6.10	31.3.10	30.6.09	31.3.10	30.6.09

Share price (CHF)	14.46	17.14	13.29	(16)	9

Market capitalization (CHF million)[1]	55,393	65,660	42,872	(16)	29

1 Market capitalization is calculated based on the total UBS ordinary shares issued multiplied by the UBS share price at period end. The total UBS ordinary shares as of 30 June 2009 do not reflect the 332.2 million shares issued through the conversion of mandatory convertible notes issued in December 2008 and converted in August 2009 as well as the 272.7 million shares issued through the conversion of mandatory convertible notes issued in March 2008 and converted in March 2010. Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.

UBS ordinary shares are registered shares with a par value of CHF 0.10 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The shares are currently listed on the SIX Swiss Exchange and the New York Stock Exchange. As of 16 April 2010, UBS shares have been delisted from the Tokyo Stock Exchange (TSE).

Ticker symbols

Trading exchange	Bloomberg	Reuters

SIX Swiss Exchange	UBSN VX	UBSN.VX

New York Stock Exchange	UBS UN	UBS.N

Security identification codes

ISIN		CH0024899483

Valoren		2.489.948

Cusip		CINS H89231 33 8

Information sources

Reporting publications

Annual publications: Annual report (SAP no. 80531; English and German). The report includes a letter to shareholders and a description of: UBS’s strategy, performance and responsibility; the strategy and performance of the business divisions and the Corporate Center; risk and treasury management; corporate governance and executive compensation; and financial information, including the financial statements. Review (SAP no. 80530; English, German, French and Italian). This booklet contains key information on UBS’s strategy and financials. Compensation report (SAP no. 2307; English and German). This report discusses compensation for senior management and the Board of Directors.

Quarterly publications: Letter to shareholders (English, German, French and Italian). This letter provides a quarterly update from executive management on our strategy and performance. Financial report (SAP no. 80834; English). This report provides a detailed description of our strategy and performance for the respective quarter.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/ investors/topics in the “Financial information” section. Printed copies can be ordered from the same website by accessing the order / subscribe panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, Print & Publications, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

The Investor Relations website: www.ubs.com/investors. This provides the following information on UBS: financial information (including results-related SEC filings); corporate information; UBS share price charts and data and dividend information; the UBS event calendar; and the latest presentations by management for investors and financial analysts. Available in English and German, with some sections also available in French and Italian.

Results presentations: UBS’s quarterly results presentations are webcast live. A playback of the most recent presentation can be downloaded at www.ubs.com/presentations.

Messaging service / UBS news alert: On the www.ubs.com/ newsalert website, it is possible to subscribe to receive news alerts about UBS via text message (SMS) or e-mail. Messages are sent in English, German, French and Italian and it is possible to state preferences for the theme of the alerts received.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) future developments in the markets in which UBS operates or to which it is exposed, including movements in securities markets, credit spreads, currency exchange rates and interest rates; (2) the effect of the current economic environment or other developments on the financial position or creditworthiness of UBS’s clients and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (4) changes and possible prospective changes (announced or unannounced) in financial regulation in Switzerland, the US, the UK and other major financial centers which may impose constraints on or necessitate changes in the scope and location of UBS’s business activities and in its legal and booking structures, including the imposition of more stringent capital and liquidity requirements, incremental tax requirements and constraints on remuneration, some of which may affect UBS in a different manner or degree than they affect competing institutions; (5) possible unanticipated impediments to the final resolution of the US cross-border banking matter; (6) the outcome and possible consequences of pending or future inquiries or actions concerning UBS’s cross-border banking business by tax or regulatory authorities in various other jurisdictions; (7) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (8) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; (9) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (10) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (11) changes in the size, capabilities and effectiveness of UBS’s competitors; (12) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty; and (13) technological developments. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

Introduction to Additional Disclosure Required by the SEC
UBS produces regular quarterly reports, which are filed with the SEC under Form 6-K. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. Certain of this additional disclosure follows herein, and should be read in conjunction with UBS’s annual report on Form 20-F for the year ended 31 December 2009, filed with the SEC on 17 March 2010, as well as UBS’s first quarter 2010 report submitted to the SEC on Form 6-K on 4 May 2010 and second quarter 2010 report contained in this Form 6-K.
Ratio of Earnings to Fixed Charges
The following table sets forth UBS’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to fixed charges and preferred stock dividend requirements are not presented as there were no preferred share dividends in any of the periods indicated.

For the six
months ended			For the year ended
CHF million, except for ratios		30.6.10	31.12.09	31.12.08	31.12.07	31.12.06	31.12.05

Pre-tax earnings from continuing operations	[1]	5,082	(3,173)	(28,256)	(4,385)	13,654	11,473
Add: Fixed charges		7,177	17,939	60,672	104,795	81,800	50,576

Pre-tax earnings before fixed charges		12,259	14,766	32,416	100,410	95,454	62,049

Fixed charges:
Interest		6,751	17,016	59,687	103,775	80,880	49,758
Other	[2]	426	923	985	1,020	920	818

Total fixed charges		7,177	17,939	60,672	104,795	81,800	50,576

Ratio of earnings to fixed charges		1.71	0.82	0.53	0.96	1.17	1.23

1 Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate and minority interest income and the addition of dividends received from associates.
2 Other fixed charges is the interest component of rental expense.

Capitalization of UBS

(in millions)

For the period ended		31 March 2010		30 June 2010
		CHF	USD	CHF	USD
Debt
Short term debts issued	1)	79,526	73,801	91,953	85,333
Long term debt issued	1)	150,486	139,653	138,523	128,552
Total Debt issued	1)	230,012	213,454	230,476	213,885
Minority Interest	2)	7,545	7,002	7,327	6,800
Shareholders’ equity		42,800	39,719	46,017	42,704

Total capitalization		280,356	260,174	283,820	263,389

CHF amounts have been translated into USD at the rate of CHF 1 = $			0.92801		0.92801

1)	includes Money Market Paper and Medium Term Notes as per Balance sheet position based on remaining maturities
2)	includes Trust preferred securities

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Oswald J. Grübel
	Name:	Oswald J. Grübel
	Title	Group Chief Executive Officer

By:	/s/ John Cryan
	Name:	John Cryan
	Title	Group Chief Financial Officer

Date: July 27, 2010